ANNUAL REPORT

Beast Brands, Inc.

305 Vienna St.
Ruston, LA 71720

www.getbeast.com

In this Annual Report, the terms "Beast", "the company", "we", "us" and "our" refer to Beast Brands, Inc. and its consolidated subsidiaries. The company, having offered and sold Class B Common Stock pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act") is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2022. This annual report also covers the co-issuer in that offering, Beast CF Investors SPV, LLC (the "Crowdfunding Vehicle"), A copy of this report may be found on the company's website at www.getbeast.com.

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this report, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

BUSINESS

Description of the Business

The Company sells a diverse and sustainable men's grooming and personal care product line that focuses on providing premium products packed with botanicals at a consumer price point.

Business Model

The Company sells directly to its customers using a Direct to Consumer ("**D2C**") model through its online website and to consumers via third-party marketplaces or websites like Amazon, Target.com and others. The Company also sells to retailers such as CVS, Ulta, Bed Bath & Beyond, Travel Centers of America and Great Clips, which, in turn, sell products on their shelves to end customers.

In its D2C strategy, the Company deploys a range of direct-to-consumer, e-commerce marketing, and merchandising strategies, including subscriptions and the creation of original, engaging video content marketed largely through social media. Products are sold primarily on the Company website, GetBeast.com, and Amazon.com.

The Company has won numerous awards, including the following: 2020 Men's Health Grooming Award and the 2021 GQ Best Stuff Box. In addition, the Company and its products have been covered by Forbes, Newsweek, yahoo!, Spy, Well Good, The Chive, The Manual and the Brobible.

The Company strives to deliver high-performance, great-smelling products with all-natural ingredients. The Company's products contain no parabens, sulfates, or animal cruelty.

The Company focuses on sustainable packaging that it believes uses 80% less plastic than typical bottles and are more space efficient than regular packaging, potentially resulting in fuel savings on delivery. The Company is certified Cruelty Free by the Leaping Bunny Organization and uses palm oil that is Rainforest Alliance Certified.

In addition to D2C sales, the Company currently pursues sales to retail outlets and locations. The Company has grown from just 60 individual retail store locations in early 2021 to over 4,000 as of the second quarter of 2022. The Company uses a variety of efforts to reach retail locations, including the use of brokers, direct outreach and response to in-bound inquiries.

Sales & Marketing Strategy

The Company offers customers the chance to "Groom Boldly." The Company plans to pursue a combination of digital advertising, content creation, promotional pricing, promotional event, influencer and social media marketing techniques to attract customers to its D2C business.

The Company uses teams of brokers to pitch and attract retail customers. Once in stores, with sufficient funding and assuming the profitability of the stores' purchase orders, the Company plans to build regional teams of contractors and/or employees to ensure that products are well positioned and selling through to customers. The Company may, with sufficient funding, pursue in-house or field-based personnel to help support sales in current retail establishments or to grow the number of retailers.

The Company focuses messaging on the power of its botanical ingredients and the sustainability of its products. Occasionally, it uses humor and unique products to attract customers.

As a company with limited resources, the Company will attempt to focus on the most profitable channels. If retail sales cannot be made profitably, the Company may choose not to pursue those retail channels further, or it may require retailers to pay a higher price for goods. This could result in a decline in retail sales or even abandonment. Likewise, if D2C sales cannot be made profitably, the Company will evaluate its ability to continue to pursue those sales as opposed to retail sales. The Company believes that it can pursue retail sales and D2C business on a sustainable basis.

The Company employs and plans to employ a combination of sales and marketing strategies to attract D2C business, including digital advertising, sponsored social media, influencer marketing, organic content (video, blog, etc.), email marketing, paid promotions and the like. Retail sales marketing efforts include in-store promotions, advertising circular promotions, discounts, discount codes, special pricing to retailers, in-store displays such as endcaps, posters, flyers. The Company may pursue direct mail strategies for both retail sales and D2C sales.

The Company's Products and/or Services

The Company has more than 50 individual products (measured by SKU) and offer products men can smell and feel to awaken their inner beast. The Company also attempts to create a sustainable personal care experience for all, in an effort to preserve the planet for beasts of all kinds. This includes products like the recyclable Beast Bottle™ and reduced-plastic, super-light refill pouches. Together, this approach can meaningfully reduce shower waste while playing to the Company's strength: an energized shower product experience.

Product / Service	Description	Current Market
Tingle Shampoo Refill 16oz and Travel (3oz)	Cleansing & Energizing shampoo infused with caffeine, tea tree, peppermint & eucalyptus oil	D2C, Amazon, Retail
Yawp Wash	All-in-1 Beard, Hair & Body wash	D2C, Amazon, Retail
2-in-1 Shampoo + Conditioner	2-in-1 ultra-hydrating shampoo plus conditioner.	D2C, Amazon, Retail
Conditioner Refill 16oz and Travel (3oz)	Hydrating & awakening with caffeine, ginseng & argan oil	D2C, Amazon, Retail
Extreme Yawp Wash	Ultimate total-body, all-in-1 energizing cleanser and shampoo	D2C, Amazon
Bar Soap	100% natural head-to-toe bar soap with heightened levels of organic essential oils and crisp Beast Blue^{TM}	D2C, Amazon
Scrub Bar	Invigorating, exfoliating, natural lava rock infused bar soap.	D2C, Amazon
Everyone Wash 16oz and Travel (3oz)	Gentle all-in-1 hand & body wash	D2C, Amazon, Retail
Beast Gold	Body wash that has fragrance notes of wood, matcha & lemon zest	D2C, Amazon, Retail
Body Scrub	Sense-awakening, skin-scrubbing, tingly exfoliation experience	D2C, Amazon, Retail
Yawp Face Wash	Invigorating face scrub with ginseng, green tea, caffeine & sugarcane	D2C, Amazon, Retail
Beast Bottle 1 Liter & 16oz	Eco-friendly, durable, refillable aluminum bottle	D2C, Amazon, Retail
Hand Wash Beast Bottle	Refillable, reusable, matte black glass bottle with pump top	D2C, Amazon, Retail
Light Scrub Soap	Invigorating, total-body bar soap with a light touch of Beast Blue^{TM} scent	D2C, Amazon, Retail
Caffeine Conditioner	Hydrating, lightly tingly treatment for hair, scalp, and body	D2C, Amazon, Retail
Soap For Everyone	Lightly scented, all-natural soap bar	D2C, Amazon, Retail

Castile Liquid Soap	Quick-lathering, vegan, fragrance-free all-in-one wash	D2C, Amazon, Retail
Nutt Butter	Multipurpose lotion for men. Anti-chafing, anti-dryness, anti-sagging, yet botanically bountiful	D2C, Amazon
Nutt Butter Blue	Multipurpose lotion with the Beast Blue™ scent. Featuring otas, tapioca, corn starch, aloe and vitamin E	D2C, Amazon
Extreme Nutt Butter	More intense multipurpose lotion for "down there" care	D2C, Amazon
Beast Gold Roll on Oil	Roll-on skin fragrance	D2C, Amazon, Retail
Shampoo Bar	Rich-lathering and lightly scented shampoo, in bar form	D2C, Amazon, Retail
Shave Butter 32oz, 16oz and Travel (3oz)	Foamless, buttery cream delivers effortlessly gentle blade glide	D2C, Amazon, Retail
Face Lotion	Fragrance-free moisturizer with natural extracts & oils	D2C, Amazon, Retail
Shave Cream	Loaded with aloe, shea, green tea and vitamins featuring a thick, traditional texture	D2C, Amazon
Post-shave gel	A soothing, cooling touch of hemp oil and Beast Blue™ for post shave	D2C, Amazon, Retail
Hand & Body Wash	A sense-awakening, lightly exfoliating skin scrub	D2C, Amazon, Retail
Green Tea Lotion	Comforting, non-greasy moisturizing lotion	D2C, Amazon, Retail
Line Reducer	Concentrated gel formula to help plump skin and reduce the appearance of lines	D2C, Amazon, Retail
Face Serum	Anti-aging serum with light, refreshing citrus scent	D2C, Amazon, Retail
Body Powder	Talc-free, drying, cooling men's "down there and everywhere" powder	D2C, Amazon
Beard Oil	Lightly scented, nutrient rich beard conditioning oil	D2C, Amazon, Retail

Beard & Hair Moisture Balm		A leave-in conditioning balm for beards		D2C, Amazon, Retail
Body Spray		Quick absorbing, ultra light body spray for your skin and body		D2C, Amazon
Balancing Mask		Nutrient-rich skin care mask that deep cleans, absorbs oil, and fights effects of aging		D2C, Amazon, Retail

Competitive Advantage

The Company's formulas and scents, for example, Beast Gold, Beast Blue™, Nutt Butter and others, are proprietary trade secrets. The Company believes that it uses premium and natural ingredients that distinguish its scent and feel profile from others that customers can find in typical drug store, mass market brands.

With the Beast Bottle™ and easy-order refill pouches, the Company believes that it offers a more eco-friendly grooming routine. The Company also offers "down-there care" with products like its multipurpose Nutt Butters™ and products that leave a desirable tingling feeling on the skin unlike other brands.

Product Roadmap

The Company will continue to build out a complete, robust personal care product line, but it will attempt to use discretion in choosing to develop or launch new products. It may phase out some existing products and focus on the best-selling products in each category. The Company anticipates continuing to bundle and promote subscriptions. The Company's strategy is to focus (with sufficient funding) on developing a market and building demand for pre-filled Beast Bottles of shampoo, conditioner and body wash. In addition, the Company plans to explore the development of new products strategically, focusing on its botanical forward scents and sustainable packaging.

The Company determines what to launch or discontinue based on combination of factors, which include the following: what is not currently found in its existing product lineup; what is most highly requested from its customers based on their feedback; what innovation will make its offerings more environmentally friendly; what offers higher margins and frequency of purchase; what offers an opportunity with little competition in the marketplace; what is most in-line with the BEAST® brand experience; what offers its customers increased performance and better grooming and skin-care regimen results, among other factors. The Company plans to focus on selling pre-filled, re-usable bottles and attempting to increase the number of subscriptions to refills of its most popular products. In addition, the Company may re-design packaging based on marketing and demographic research, may revise product ingredients to find lower cost materials or higher quality materials or deal with any supply chain issues that might arise.

Competition

The markets in which the Company's products are sold are highly competitive. The Company's products compete against similar products of many large and small companies, including well-known competitors like Degree, Dove, Old Spice, Secret, Native, Schmidt's, Tom's, Every Man Jack, Dollar Shave Club, Kiehl's, and Duke Cannon. In many of the markets and industry segments in which the Company sells products, the Company competes against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

The Company's target customer is an active individual who embraces diversity, sustainability and a bold grooming experience. The Company's target customers are usually ready to upgrade from mass market to a more premium grooming product experience. The Company believes that its target customer craves adventure, travel, and exercise. The Company believes that this customer is looking for a grownup lifestyle brand to maximize life enjoyment, wherever that customer's journey takes him or her. Online analytics data from the Company's online advertising providers suggest that our customers include banking and finance/avid investors, value shoppers, sports and fitness enthusiasts, food and dining enthusiasts, travel buffs, music/entertainment fans and hobbyists. Men and women are among our D2C customers, but we believe that most of the customers are male.

Supply Chain

The Company primarily relies on domestic and foreign third-party suppliers of ingredients and materials used in its products. In addition, the Company primarily relies on contract manufacturers to produce and package its products for sale, as well as for warehousing, shipping and logistics.

Employees

The Company does not have any employees. The Company uses the services of several independent contractors. The Company's CEO will be Mark Graffagnini . Barton Howard will be Chief Operating Officer.

Intellectual Property

The Company actively attempts to protect its brand with trademark filings and actions. The following table sets forth current registered trademarks of the Company.

Trademarks

Mark	Country	Registration #	Application #	Goods/Services	Filing Date	Registration Date	Registrant & Last Listed Owner	PTO Link
Tame the Beast	US	4606657	85/959018	Beard care and grooming products for men	June 13, 2013	September 16, 2014	Beast Brands, Inc.	Trademark Electronic Search System (TESS) (uspto.gov)
Tame the	US	6093591	88/244691	Dietary and herbal supplements not	December 28,	July 7, 2020	Beast Brands, Inc.	Trademark Electroni

Beast				for medicinal purposes; Herbal extracts	2018			c Search System (TESS) (uspto.gov)
Tame the Beast	Great Britain		UK000034149 61	Grooming beard acre products for men, namely, beard washes, body washes; hair and body products, namely, hair shampoo and conditioner	July 18, 2019	December 6, 2019	Beast Brands, Inc.	Search for a trade mark - Intellectual Property Office (ipo.gov.uk)
Beast	US	4716442	86/3981 14	Beard care and grooming products for men	September 18, 2014	April 7, 2015	Beast Brands, Inc.	Trademark Electronic Search System (TESS) (uspto.gov)
Beast	US	6093590	88/2446 82	Dietary and herbal supplements not for medicinal purposes; Herbal extracts	December 28, 2018	July 7, 2020	Beast Brands, Inc.	Trademark Electronic Search System (TESS) (uspto.gov)
Baby Beast	US		88/4513 34	Body washes; Hair and body products, namely hair shampoo and conditioner; Body lotions; Bar soap	December 28, 2018		Beast Brands, Inc.	Trademark Electronic Search System (TESS) (uspto.gov)
Beast	US	5819861	88/2357	Grooming products for	December 19,	July 30,	Beast	Trademark

Butter			97	men, namely shaving creams and skin lotions	2018	2019	Brands, Inc.	Electronic Search System (TESS) (uspto.gov)
Nutt Butter	US	5859863	87/792462	Non-medicated skin care preparations, namely, skin and body lotions and moisturizers, anti-wrinkle creams, anti-aging creams and skin toner; non-medicated creams and lotions for the skin	February 9, 2018	September 17, 2019	Beast Brands, Inc.	Trademark Electronic Search System (TESS) (uspto.gov)
Sasquatch Design	US	5828920	88/300407	Grooming beard acre products for men, namely, beard washes, body washes; hair and body products, namely, hair shampoo, conditioner, and pomade; body lotions and moisturizers; face and skin creams; cleansers; serums	February 13, 2019	August 6, 2019	Beast Brands, Inc.	Trademark Electronic Search System (TESS) (uspto.gov)
Sasquatch Design	US	6192930	88/649200	Grooming beard acre products for men, namely, beard washes,	October 10, 2019	November 10, 2020	Beast Brands, Inc.	Trademark Electronic Search System

				body washes; hair and body products, namely, hair shampoo, conditioner, and pomade; body lotions and moisturizers; face and skin creams; cleansers; serums				(TESS) (uspto.gov)
Sasquatch Design	US	6192929	88/649194	Grooming beard acre products for men, namely, beard washes, body washes; hair and body products, namely, hair shampoo, conditioner, and pomade; body lotions and moisturizers; face and skin creams; cleansers; serums	October 10, 2019	November 10, 2020	Beast Brands, Inc.	Trademark Electronic Search System (TESS) (uspto.gov)

Litigation

The Company is not subject to any current litigation or threatened litigation. The Company may institute litigation or administrative proceedings with the U.S. Patent & Trademark Office or foreign administrative bodies to defend its trademarks or challenge the validity of other trademarks or trademark applications.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions With Issuer	Dates of Services	Principal Occupation and Responsibilities During the Past Three (3) Years
Mark Graffagnini	Chief Executive Officer, Common Director; Chairman of Board of Directors; Chair of Legal Committee	January 12, 2023 - present	Cara Stone, LLP, Founder & Managing Partner (September 2016 to present)– Attorney and Managing Partner of law firm focused on transactional law and securities transactions. Callais Capital Ventures II, LLC, Partner (November 2019 to present)-- Responsible for sourcing, screening, conducting diligence, negotiating, closing, and portfolio company management.
Nicholas Callais	Series A Director	April 26, 2022 – present	Callais Capital Ventures II, LLC, Managing Partner, CFO (2014 to present) - Oversees administrative functions,

			investment activity, and portfolio management.
Harold "Hal" Callais	Series A Director	January 12, 2023 - present	Callais Capital Ventures II, LLC, Managing Partner, CIO (2014 to present) - Oversees investment activity, portfolio management, and portfolio company engagement.
Judy Sindecuse	Series Seed Director	June 22, 2020 – present	Capital Innovators Accelerator, LLC, CEO / Managing Partner (2010 to present) -- Judy manages an early stage venture capital fund, corporate innovation development company and accelerator program for a variety of companies. She is the founder and CEO of Bride and Groom Magazine and brideandgroom.com; founder and former CEO of Oversees Colorworks and Printing, an international marketing and print brokerage management company; and

			founder and former CEO of Redesign, a real-estate development company.
Randall "Barton" Howard	Chief Operating Officer Mutual Director	January 12, 2023 - present April 26, 2022 – present	<u>Tubeaux, LLC, Founder / Executive Vice President</u> (2018 to present) – Offers patent pending tech-enabled turnkey humidor services to upscale retail locations and customers across the United States. <u>Circle the Wagons GPO, Co-Founder / Chief Development Officer</u> (June 2021 to present) – Leads business development for a group purchasing organization working with grocery stores, startups, and government entities to drive cost savings and allow organizations to focus on their resources toward their core mission. <u>Rouse's Markets, Vice Presidents, Assets and Profit Protection</u> (2010 to

			2021)— Oversaw all aspects of warehouse and receiving operations for the entire business, continuity of operations, emergency preparedness and response, physical security, risk - management, customer service, training, food safety and quality assurance, store balancing and store level accounting functions.

OFFICERS OF THE COMPANY

Name	Positions With Issuer	Dates of Services	Prior Positions and Officers with the Issuer and Period of Time in which the officer served in the position or office; Other Business Experience
Mark Graffagnini	Chief Executive Officer Secretary; Chairman of the Board of Directors: Drafts and signs Minutes of Meetings of the Board of Directors; Presides over Board of Directors	January 12, 2023 - present December 22, 2021 - present	No prior positions as an officer of the issuer. Prior business experience: See section entitled, "Directors of the Company"

	Meetings		
Jack "Jackie" Rome, Jr.	Chief Financial Officer Oversees all financial operations of issuer, including bank accounts, budgets, forecasting and other accounting and financial functions	January 25, 2022 - present	No prior positions as an officer. Prior business experience: Founder -CrossMark Management Group, LLC (2013 to present) -- Jack Rome, Jr. (Jackie) has extensive experience in all aspects of business enterprises that range from "start-up" companies to "well established, legacy" companies. He has over 45 years of experience in all phases of owning, operating and providing management consulting services to businesses in diversified business segments. Jackie founded a professional management consulting firm specializing in organization structure, management systems and financial services. The firm provided

			professional services in the areas of acquisitions, mergers, reorganizations, divestitures and other corporate management and financial needs. Jackie's 30 year old firm was merged with Crossmark Management Group in August 2013. Jackie has been directly involved in over 200 acquisitions, sales and mergers in his career. The total dollar value of these transactions exceeds $350,000,000.
Chase Russell	Director of Warehousing Oversees all operations related to the warehouse including all packaging, shipping, and fulfillment duties.	January 12, 2023 – present	Prior business experience: Director of Operations and Logistics – Circle The Wagons, Inc. (2021 – present) – Chase oversees all aspects of warehousing for Circle The Wagons ("CTW") warehouse located in Houma, LA. He is directly responsible for management of shipping, packaging, and fulfillment for multiple companies utilizing CTW's warehouse.

			Assistant Director of Nursing – Gulf Coast Surgical Center, LLC (2011 – 2021)
Holden Ferguson	Vice President Oversees Day-to-Day operations; facilitates and manages Admin email inboxes and reports to management on key vendor relationships for the Company.	April 21, 2023 – Present	No prior positions as an officer. Prior business experience: Associate – Callais Capital Ventures II, LLC (2022 – present) – Oversees portfolio monitoring and management of active portfolio. Associate – Capital One, N.A. (2021 – 2022) Relationship Manager – J.P. Morgan Bank, N.A. (2019 – 2021)

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

John Cascarano, our former CEO, was paid a salary for his services with the Company as an employee.

On June 22, 2020, Callais Capital Ventures II, L.L.C. ("**CCVII**") invested $1,622,2020 to purchase shares of Series A Preferred Stock (the "**Series A Financing**"). On December 18, 2020, CCVII Co-Invest, LLC—Beast Series Brands Series ("**CCV Co-Invest**") invested $279,000.00 to purchase Series A Preferred Stock. On March 29, 2021, CCVII invested an additional $333,120.67 to purchase Series A Preferred Stock. CCVII and CCV Co-Invest are affiliates of Mark Graffagnini, Harold "Hal" Callais, and Nicholas Callais directors serving on the Board of Directors.

Upon his appointment to CEO, Mark Graffagnini is being paid for his services with the Company as an employee.

Affiliates of director Judy Sindecuse, CI Venture Fund III, L.P. participated in the Series A Financing and invested $500,000.

On June 22, 2020, John "Jay" Wilkison terminated rights under a phantom equity incentive plan and entered into stock options to receive 31,500 options under the Company's equity incentive plan.

On December 22, 2021, Callais Capital Ventures II, L.L.C. ("**CCVII**") purchased $600,000 of Series A-1 Preferred Stock (the "**Series A-1 Financing**"). Mark Graffagnini is a partner of CCVII and a director of the Company.

On April 26, 2022, CCVII loaned the Company $598,575 (which includes, principal, interest and a premium repayment amount) under a Loan and Security Agreement and related documents (the "**CCVII Loan**"), which is convertible at the option of CCVII into equity securities issued by the Company in any offering exceeding of at least $1,000,000 (excluding the conversion of the Notes issued under the Loan Agreement and other debt) (a "**Qualified Financing**") at a price per share equal to 80% of the price paid by investors in such a Qualified Financing. The CCVII Loan is secured by a lien on the assets of the Company, including its intellectual property.

CCVII and the Company entered into an agreement pursuant to which CCVII amended the documents associated with the CCVII Loan to (1) reduce the amount of debt that may be converted into the Securities by eliminating the premium 1.25x principal and interest conversion amount and require Callais to elect to either receive the premium repayment or receive a discount to the price per share in the Company's Regulation Crowdfunding offering of 80% of the price offered; (2) to reduce the size of the Qualified Financing to $100,000.

In addition, on September 29, 2022, the Company and CCVII permitted Aestus and HJC to enter into the loans described above. The Company issued to Aestus and HJC a warrant to purchase 2,267 shares of Series A-1 Preferred Stock or shares subsequently issued at a price of $9.2607 per share. On April 10, 2023, the Company repaid the Aestus loan in its entirety while Aestus agreed to waive the 1.25x premium and interest. The Company will pay 1.25x the outstanding principal of $70,000 and accrued interest to HJC on the below repayment schedule.

Pmt #	Date	Payment	Principal	Interest	Balance
					$ 87,500.00
1	4/1/2023	$ 2,741.93	2,158.60	583.33	$ 85,341.40
2	5/1/2023	$ 2,741.93	2,172.99	568.94	$ 83,168.41
3	6/1/2023	$ 2,741.93	2,187.48	554.46	$ 80,980.94
4	7/1/2023	$ 2,741.93	2,202.06	539.87	$ 78,778.88
5	8/1/2023	$ 2,741.93	2,216.74	525.19	$ 76,562.14
6	9/1/2023	$ 2,741.93	2,231.52	510.41	$ 74,330.62
7	10/1/2023	$ 2,741.93	2,246.39	495.54	$ 72,084.23
8	11/1/2023	$ 2,741.93	2,261.37	480.56	$ 69,822.85
9	12/1/2023	$ 2,741.93	2,276.45	465.49	$ 67,546.41
10	1/1/2024	$ 2,741.93	2,291.62	450.31	$ 65,254.79
11	2/1/2024	$ 2,741.93	2,306.90	435.03	$ 62,947.89
12	3/1/2024	$ 2,741.93	2,322.28	419.65	$ 60,625.61
13	4/1/2024	$ 2,741.93	2,337.76	404.17	$ 58,287.85
14	5/1/2024	$ 2,741.93	2,353.35	388.59	$ 55,934.50
15	6/1/2024	$ 2,741.93	2,369.04	372.90	$ 53,565.46
16	7/1/2024	$ 2,741.93	2,384.83	357.10	$ 51,180.63
17	8/1/2024	$ 2,741.93	2,400.73	341.20	$ 48,779.91
18	9/1/2024	$ 2,741.93	2,416.73	325.20	$ 46,363.17
19	10/1/2024	$ 2,741.93	2,432.84	309.09	$ 43,930.33
20	11/1/2024	$ 2,741.93	2,449.06	292.87	$ 41,481.27
21	12/1/2024	$ 2,741.93	2,465.39	276.54	$ 39,015.88
22	1/1/2025	$ 2,741.93	2,481.83	260.11	$ 36,534.05
23	2/1/2025	$ 2,741.93	2,498.37	243.56	$ 34,035.68
24	3/1/2025	$ 2,741.93	2,515.03	226.90	$ 31,520.65
25	4/1/2025	$ 2,741.93	2,531.79	210.14	$ 28,988.86
26	5/1/2025	$ 2,741.93			$ 26,440.18

				2,548.67	193.26	
27	6/1/2025	$ 2,741.93	2,565.66	176.27	$ 23,874.52
28	7/1/2025	$ 2,741.93	2,582.77	159.16	$ 21,291.75
29	8/1/2025	$ 2,741.93	2,599.99	141.95	$ 18,691.76
30	9/1/2025	$ 2,741.93	2,617.32	124.61	$ 16,074.44
31	10/1/2025	$ 2,741.93	2,634.77	107.16	$ 13,439.68
32	11/1/2025	$ 2,741.93	2,652.33	89.60	$ 10,787.34
33	12/1/2025	$ 2,741.93	2,670.02	71.92	$ 8,117.33
34	1/1/2026	$ 2,741.93	2,687.82	54.12	$ 5,429.51
35	2/1/2026	$ 2,741.93	2,705.74	36.20	$ 2,723.77
36	3/1/2026	$ 2,741.93	2,723.77	18.16	$ (0.00)

.

Cara Stone, LLP ("**CSLLP**"), which is an affiliate of director, Mark Graffagnini, has been reimbursed for legal fees in representing CCVII and its affiliates with respect to the Series A Financing, the Series A-1 Financing and the CCVII Loan. CCVII is expected to require reimbursement of its legal expenses, all or some of which might be paid to CSLLP as a result of this Offering and other matters relating to financing of the Company by CCVII. Accordingly, it is foreseeable that funds from this Offering could be used by the Company to pay this affiliate of director, Mark Graffagnini.

Circle the Wagons, Inc. ("**CTW**") provides warehousing and logistics services to the Company at rates typically ranging from $12,000 to $18,000 per month. Randall "Barton" Howard is an affiliate of CTW and its Chief Development Officer. Conflicts of interest could emerge between CTW and the Company with respect to fees required for services, potential loss or non-feasance or malfeasance.

Mr. Cascarano has personally guaranteed indebtedness with Pinnacle Bank and the SBA as described elsewhere.

In 2022, the Company entered into a $508,500 note agreement with Callais Capital Ventures II, LLC. This note calls for a 25% premium upon repayment, bears interest at 8% per annum and matured October 2022 and was past due as of December 31, 2022. Interest expense on this loan was $134,035 for the year ended December 31, 2022, all of which remains in accrued interest as of December 31, 2022. The note is collateralized by substantially all of the Company's assets.

This note is subject to optional conversion upon a qualified equity financing arrangement, defined as the sale of equity securities by the Company with minimum gross proceeds of $1,000,000. Conversion price is 80% of the lowest price per share for such shares sold. If and upon a change in control the note holder is entitled to payment of the greater of two times the then outstanding principal and interest or on an as-converted basis at a conversion rate a 20% discount to the lowest original issuance price of the Company's then outstanding stock classes. During 2023, this note, and all related accrued interest and repayment premium were converted into 8,669 shares of common stock and 61,638 of shares of Series A-1 preferred stock.

As part of this note agreement, the lender was awarded warrants to purchase 32,393 shares of Series A-1 Preferred Stock valued at $127,719, which was recorded as a discount on the loan and amortized over its term. Amortization of discount to interest expense amounts to $127,719 for the year ended December 31, 2022.

During 2023, the principal and all related accrued interest and repayment premium on the convertible note were converted into 9,239 shares of common stock held by the Crowdfunding Vehicle and 66,529 shares of Series A-1 preferred stock.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Relating to the Company

The Company Has Limited Operating History.

The Company has a limited operating history and there can be no assurance that the Company's proposed plan of business can be realized in the manner contemplated and, if it cannot be, Shareholders may lose all or a substantial part of their investment. There is no guarantee that the Company will ever realize any significant operating revenues or that its operations will ever be profitable.

The Company Has Incurred Operating Losses In The Past, Expects To Incur Operating Losses In The Future And May Never Achieve Or Maintain Profitability.

The Company has experienced net losses and negative cash flows from operations in the past. The Company expects its operating expenses to increase in the future as it expands its operations. If the Company's revenue does not grow at a greater rate than its operating expenses, the Company will not be able to achieve and maintain profitability. The Company expects to incur losses in the future for a number of reasons, including without limitation the other risks and uncertainties described herein. Additionally, the Company may encounter unforeseen operating or legal expenses, difficulties, complications, delays and other factors that may result in losses in future periods. If the Company's expenses exceed its revenue, the Company may not achieve or maintain profitability and the Company's business may be harmed.

The Company's Success Depends on the Experience and Skill of the Board of Directors, its Executive Officers and Key Employees.

The Company's success is heavily dependent upon the continued active participation of the Company's current executive officers as well as other key personnel and consultants. Many of them will have concurrent responsibilities at other entities. The loss of any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations. Further, the Company's success and achievement of the Company's growth plans depend on the Company's ability to recruit, hire, train and retain other highly qualified technical and managerial personnel. Competition for qualified employees among companies in industries that the Company is participating in is intense, and the loss of any of such persons, or an inability to attract, retain and motivate any additional highly skilled employees required for the expansion of the Company's activities, could have a materially adverse effect on it. The inability to attract and retain the necessary personnel, consultants and advisors could have a material adverse effect on the Company's business, financial condition or results of operations. The Company has very few full-time employees. If current board members or other service providers, such as independent contractors and others, cannot continue to provide services, then the Company will suffer material loss.

Although Dependent on Certain Key Personnel, the Company Does Not Have Any Key Man Life Insurance Policies on Any Such People.

The Company is dependent upon management in order to conduct its operations and execute its business plan. The Company does not have any key man life insurance for any of its management. Even if the Company were to obtain such a policy or policies in the future, there can be no guarantee that the proceeds from such policy or policies would be sufficient to hire additional employees who could perform to the standard of current management or that it would be sufficient to protect the Company from material losses. Therefore, should any of these key personnel, management or consultants die or become disabled, the Company may not receive sufficient compensation that would assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

The Company is Subject to Income Taxes as Well as Non-Income Based Taxes, Such as Payroll, Sales, Use, Value-Added, Net Worth, Property and Goods and Services Taxes, in the U.S., UK and Canada

Significant judgment is required in determining the Company's provision for income taxes and other tax liabilities. In the ordinary course of its business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although the Company believes that its tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in its income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on its financial position and results of operations in the period or periods for which determination is made.

The Company is Not Subject to Sarbanes-Oxley Regulations and Lack the Financial Controls and Safeguards Required of Public Companies.

The Company does not have the internal infrastructure necessary, and are not required, to complete an attestation about its financial controls that would be required under Section 404 of the Sarbanes Oxley Act of 2002. As a privately held Company, the Company is currently not subject to the Act, and its financial and disclosure controls and procedures reflect its status as a development-stage, non-public company. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of the Company's financial controls. The Company expects to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company Has Engaged in Certain Transactions with Related Persons or Entities.

The Company has and will continue to engage in transactions with related parties and/or entities. While the Company believes the terms of such transactions are fair and equitable, these transactions have not been, and will not in the future be, at arm's length. If you have concerns about these transactions in the past or in the future, you may ask questions of the Company's management. However, if you choose to invest in the Company, you will do so knowing and understanding that these transactions have occurred and will continue to occur in the future.

Changes in Employment Laws or Regulation Could Harm Performance.

Various federal and state labor laws govern the Company's relationship with its employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect the Company's operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's Bank Accounts Will Not Be Fully Insured.

The Company's regular bank accounts and the escrow account each have federal insurance that is limited to a certain amount of coverage. It is anticipated that the account balances in each account may exceed those limits at times. In the event that any of Company's banks should fail, the Company may not be able to recover all amounts deposited in these bank accounts.

 The Company's Business Plan Is Speculative.

The Company's present business and planned business are speculative and subject to numerous risks and uncertainties. There is no assurance that the Company will generate significant revenues or profits. An investment in the Company's Securities is speculative and there is no assurance that investors will obtain any return on their investment. Investors will be subject to substantial risks involved in an investment in the Company, including the risk of losing their entire investment.

 The Company Will Likely Incur Debt.

The Company will likely incur debt (including secured debt) in the future and in the continuing operations of its business. Complying with obligations under such indebtedness may have a material adverse effect on the Company and on your investment.

Uncertain Economic or Social Conditions May Adversely Impact Demand for the Company's Products or Cause its Customers and Other Business Partners to Suffer Financial Hardship, Which Could Adversely Impact Business.

The Company's business could be negatively impacted by reduced demand for its products related to one or more significant local, regional or global economic or social disruptions. These disruptions have included and may in the future include: a slow-down or recession in the general economy; reduced market growth rates; tighter credit markets for suppliers, vendors or customers; a significant shift in government policies; significant social unrest; the deterioration of economic relations between countries or regions, including potential negative consumer sentiment toward non-local products or sources; or the inability to conduct day-to-day transactions through financial intermediaries to pay funds to or collect funds from customers, vendors and suppliers. Additionally, these and other economic conditions may cause suppliers, distributors, contractors or other third-party partners to suffer financial or operational difficulties that they cannot overcome, resulting in their inability to provide us with the materials and services the Company needs, in which case its business and results of operations could be adversely affected. Customers may also suffer financial hardships due to economic conditions such that their accounts become uncollectible or are subject to longer collection cycles. In addition, if the Company is unable to generate sufficient sales, income and cash flow, it could affect the Company's ability to achieve expected share repurchase and dividend payments.

Computer, Website or Information System Breakdown Could Affect the Company's Business.

Computer, website and/or information system breakdowns as well as cyber security attacks could impair the Company's ability to service its customers leading to reduced revenue from sales and/or reputational damage, which could have a material adverse effect on the Company's financial results as well as your investment.

The Company's Employees, Executive Officers, Directors and Affiliate Shareholders Beneficially Own or Control a Substantial Portion of Its Outstanding Securities.

The Company's employees, executive officers, directors and/or affiliates beneficially own or control a substantial portion of the Company's outstanding shares of stock which may limit your ability and the ability of the Company's other Shareholders, whether acting alone or together, to propose or direct the management or overall direction of the Company. Additionally, this concentration of ownership could discourage or prevent a potential merger or acquisition of the Company that might otherwise result in an investor receiving a premium over the market price for his or her Securities. Accordingly, the Company's employees, directors, executive officers and affiliate Shareholders may have the power to control the election of the Company's directors and the approval of actions for which the approval of the Company's Shareholders is required. If you acquire the Company's Securities, you will have no effective voice in the management of the Company. Such concentrated control of the Company may adversely affect the value of the Company's Securities and could also limit the price that investors might be willing to pay in the future for the Company's Securities.

The Company's Operating Plan Relies in Large Part Upon Assumptions and Analyses Developed by The Company. If These Assumptions or Analyses Prove to Be Incorrect, The Company's Actual Operating Results May Be Materially Different from The Company's Forecasted Results.

Whether actual operating results and business developments will be consistent with the Company's expectations and assumptions as reflected in its forecasts depend on a number of factors, many of which are outside the Company's control, including, but not limited to:

● whether the Company can obtain sufficient capital to sustain and grow its business
● the Company's ability to manage its growth
● whether the Company can manage relationships with key vendors and third parties
● demand for the Company's products and services
● the timing and costs of new and existing marketing and promotional efforts
● competition
● costs associated with producing the Company's products
● costs associated with obtaining retail and online customers
● the Company's ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel
● the overall strength and stability of domestic and international economies
● consumer habits

Unfavorable changes in any of these or other factors, most of which are beyond the Company's control, could materially and adversely affect its business, results of operations and financial condition.

Additional Financing May Be Necessary for The Implementation of The Company's Growth Strategy.

The Company may require additional debt, equity or other financing to pursue the Company's growth and business strategies. These growth and business strategies include, but are not limited to enhancing the Company's operating infrastructure and otherwise responding to competitive pressures. Given the Company's limited operating history and existing losses, there can be no assurance that additional financing will be available, or, if available, that the terms will be acceptable to the Company. Lack of additional funding could force the Company to curtail substantially the Company's growth plans. Furthermore, the issuance by the Company of any additional securities pursuant to any future fundraising activities undertaken by the Company or could result in an issuance of securities whose rights, preferences and privileges are senior to those of existing Shareholders, and could dilute the ownership or benefits of ownership of existing Shareholders.

Our auditor has issued a "going concern" opinion.

The Company lacks significant working capital. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the company's ability to continue as a going concern and our existing cash resources are not sufficient to meet our anticipated needs over the next 12 months from the date hereof. During the next 12 months, the company intends to fund its operations with revenue from sales and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

Our financial statements have been certified by our management, and have not been reviewed or audited by an independent accountant.

The financial statements in this report have been certified as complete and correct based on the best efforts of our management. We have not engaged an independent accountant to review or audit those statements. Further our financial statements are required to be presented in U.S. GAAP and individuals at the company have little or no experience preparing financials under U.S. GAAP. Should we undertake a review or audit of our financial statements as part of any future financing effort, it is likely that our reported results may be different, if not materially different, than what is included in our financial statements in this report.

If The Company Is Unable to Effectively Protect Its Intellectual Property and Trade Secrets, It May Impair The Company's Ability to Compete.

The Company's success will depend on its ability to obtain and maintain meaningful intellectual property protection for any Company intellectual property. The names and/or logos of Company brands may be challenged by holders of trademarks who file opposition notices, or otherwise contest, trademark applications by the Company for its brands. Similarly, domains owned and used by the Company may be challenged by others who contest the ability of the Company to use the domain name or URL. Patents, trademarks and copyrights that have been or may be obtained by the Company may be challenged by others, or enforcement of the patents, trademarks and copyrights may be required. The Company also relies upon, and will rely upon in the future, trade secrets. While the Company uses reasonable efforts to protect these trade secrets, the Company cannot assure that its employees, consultants, contractors or advisors will not, unintentionally or willfully, disclose the Company's trade secrets to competitors or other third parties. In addition, courts outside the United States are sometimes less willing to protect trade secrets. Moreover, the Company's competitors may independently develop equivalent knowledge, methods and know-how. If the Company is unable to defend the Company's trade secrets from others use, or if the Company's competitors develop equivalent knowledge, it could have a material adverse effect on the Company's business.

Any infringement of the Company's patent, trademark, copyright or trade secret rights could result in significant litigation costs, and any failure to adequately protect the Company's trade secret rights could result in the Company's competitors offering similar products, potentially resulting in loss of a competitive advantage and decreased revenues. Existing patent, copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of some foreign countries do not protect the Company's rights to the same extent as do the laws of the United States. Therefore, the Company may not be able to protect the Company's existing patent, copyright, trademark and trade secret rights against unauthorized third-party use. Enforcing a claim that a third party illegally obtained and is using the Company's Existing patent, copyright, trademark and trade secret rights could be expensive and time consuming, and the outcome of such a claim is unpredictable. This litigation could result in diversion of resources and could materially adversely affect the Company's operating results.

The Company's Success Depends On its Ability To Operate Its Business Without Infringing, Misappropriating Or Otherwise Violating The Trademarks, Patents, Copyrights And Other Proprietary Rights Of Third Parties.

The Company's commercial success depends in part on its ability to operate without infringing, misappropriating or otherwise violating the trademarks, patents, copyrights, trade secrets, publicity and other proprietary rights of others. The Company cannot be certain that the conduct of its business does not and will not infringe, misappropriate or otherwise violate such rights. From time to time, the Company may receive allegations of intellectual property infringement and third parties may file claims against the Company with allegations of intellectual property infringement. To the extent the Company gains greater visibility and market exposure, it may also face a greater risk of being the subject of such claims and litigation. For these and other reasons, third parties may allege that the Company's products or activities infringe, misappropriate, dilute or otherwise violate their trademark, patent, copyright, trade secret, publicity or other proprietary rights. Defending against allegations and litigation could be expensive, occupy significant amounts of time, divert management's attention from other business concerns and have an adverse impact on the Company's ability to bring products to market. In addition, if the Company is found to infringe, misappropriate, dilute or otherwise violate third-party trademark, patent, copyright, trade secrets, publicity or other proprietary rights, the Company's ability to use brands to the fullest extent it plans may be limited, the Company may need to obtain a license, which may not be available on commercially reasonable terms, or at all, or the Company may need to redesign or rebrand its marketing strategies or products, which may not be possible. The Company may also be required to pay substantial damages or be subject to an order prohibiting it and its retail partners from importing or selling certain products or engaging in certain activities. The Company's inability to operate its business without infringing, misappropriating or otherwise violating the trademarks, patents, copyrights and proprietary rights of others could have a material adverse effect on its business, financial condition and results of operations.

The Company's Business Model Is Evolving.

The Company's business model is unproven and is likely to continue to evolve. Accordingly, the Company's initial business model may not be successful and may need to be changed. The Company's ability to generate significant revenues will depend, in large part, on the Company's ability to successfully market the Company's products and services to potential customers who may not be convinced of the need for the Company's products and services or who may be reluctant to rely upon third parties to develop and provide these products. The Company intends to continue to develop the Company's business model as the Company's market continues to evolve.

Retail Sales May Not Be Profitable and Could Result in Material Losses.

The Company has experienced significant growth in the number of retailer locations that are carrying and selling its products. However, retail customers are able to obtain purchase orders from the Company (especially in the early stages, but perhaps indefinitely) at a low price, sometimes lower than it costs the Company to produce the products that are being ordered by the retailer. If the Company cannot secure higher prices from its retail customers, or if it cannot reduce its costs sufficiently to make retail sales profitable, then it might incur substantial losses attempting to secure large purchase orders or continue retail traction. The loss of retail purchase orders or discontinuance of this line of business, both of which are foreseeable, could result in financial losses, inability to secure purchase orders in the future and result in material financial loss. If the Company abandons retail sales as a result of profitability issues, then it could reduce confidence of investors in the business or negatively damage the reputation of the Company.

Online Sales May Not Be Profitable and Could Result in Material Losses.

Online customer acquisition costs ("**CAC**") is highly variable. Costs have materially risen in recent years and may continue to rise. As a result, the Company might not be able to spend less to acquire a customer online or through other digital means (including email or text) than the customer spends purchasing our goods or services on our websites or marketplaces. If the Company cannot acquire a customer profitably, then its losses will continue, and it might not be able to operate. The inability of the Company to reduce costs or acquire customers at an acceptable cost pose a major risk, especially if the Company cannot profitably continue its sales to retailer locations. The loss of online customers or discontinuance of online customer acquisition efforts could result in a material loss to the Company.

The Ability to Achieve Business Objectives Depends on How Well the Company Can Compete With its Local and Global Competitors in New and Existing Markets and Channels.

The consumer products industry is highly competitive. Across all its categories, the Company competes against a wide variety of global and local competitors. As a result, the Company experiences ongoing competitive pressures in the environments in which the Company operates, which may result in challenges in maintaining sales and profit margins. To address these challenges, the Company must be able to successfully respond to competitive factors and emerging retail trends, including pricing, promotional incentives, product delivery windows and trade terms. In addition, evolving sales channels and business models may affect customer and consumer preferences as well as market dynamics, which, for example, may be seen in the growing consumer preference for shopping online, ease of competitive entry into certain categories, and growth in hard discounter channels. Failure to successfully respond to competitive factors and emerging retail trends, and effectively compete in growing sales channels and business models, particularly e-commerce and mobile or social commerce applications, could negatively impact the results of operations or cash flows.

A Significant Change in Customer Relationships or in Customer Demand for the Company Products Could Have a Significant Impact on its Business.

The Company sells most of its products via retail customers, which include mass merchandisers, e-commerce, grocery stores, membership club stores, drug stores, department stores, distributors, wholesalers, specialty beauty stores (including airport duty-free stores), high-frequency stores, pharmacies, electronics stores and professional channels. The Company's success depends on its ability to successfully manage relationships with its retail trade customers, which includes its ability to offer trade terms that are mutually acceptable and are aligned with its pricing and profitability targets. Continued concentration among retail customers could create significant cost and margin pressure on business, and business performance could suffer if the Company cannot reach agreement with a key customer on trade terms and principles. The Company's business could also be negatively impacted if a key customer were to significantly reduce the inventory level of or shelf space allocated to its products as a result of increased offerings of other branded manufacturers, private label brands and generic non-branded products or for other reasons, significantly tighten product delivery windows or experience a significant business disruption.

The Company's Business Could be Negatively Impacted by Cyber Security Threats, Attacks and Other Disruptions.

The Company continues to face advanced and persistent attacks on its information infrastructure where the Company managed and store various proprietary information and sensitive/confidential data relating to its operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack the Company's products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the Company's network security and misappropriate or compromise its confidential information or that of its customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the Company produces or procures from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company's information infrastructure systems or any of its data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect its business.

Security Breaches of Confidential Customer Information, in Connection With the Company's Electronic Processing of Credit and Debit Card Transactions, or Confidential Employee Information May Adversely Affect its Business.

The Company's business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that the Company maintains and in those maintained by third parties with whom the Company contracts to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. The Company's systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of the Company's information technology systems or those of its service providers could lead to an interruption in the operation of its systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of the Company's information technology systems could result in fines, legal claims or proceedings.

Changes In Privacy Laws Could Adversely Affect The Company's Ability To Utilize Customer Data And Market Its Products Effectively And Could Impact The Company's Results From Operations Or Result In Costs And Fines.

The Company's business operations are subject to various U.S. and international privacy and data protection laws. Any future changes or restrictions in United States or international privacy and data protection laws could adversely affect the Company's operations, including the Company's ability to utilize customer data, which could adversely impact the Company's finances. Compliance with such future changes or restrictions could result in significant costs. Failure to comply could expose the Company to fines, litigation, or other expenses or sanctions.

The Company may also rely on a variety of direct marketing techniques, including telemarketing, email, online marketing and postal mailings. Any future restrictions in laws such as Telemarketing Sales Rule, CANSPAM Act, and various U.S. state and international laws, or new federal laws regarding marketing and solicitation or international data protection laws that govern these activities could adversely affect the continuing effectiveness of telemarketing, email and postal mailing techniques and could force changes in the Company's marketing strategies. If this occurs, the Company may not be able to develop adequate alternative marketing strategies, which could impact the amount and timing of the Company's revenues.

The Company Relies on Third Parties in Many Aspects of its Business, Which Creates Additional Risk.

Due to the scale and scope of its business, the Company must rely on relationships with third parties, including its suppliers, contract manufacturers, distributors, contractors, commercial banks, joint venture partners and external business partners, for certain functions. If the Company is unable to effectively manage its third-party relationships and the agreements under which its third-party partners operate, its results of operations and cash flows could be adversely impacted. Further, failure of these third parties to meet their obligations to the Company or substantial disruptions in the relationships between the Company and these third parties could adversely impact its operations and financial results. Additionally, while the Company has policies and procedures for managing these relationships, they inherently involve a lesser degree of control over business operations, governance and compliance, thereby potentially increasing \ financial, legal, reputational and operational risk.

The Company's Employees May Engage in Misconduct or Improper Activities.

The Company, like any business, is exposed to the risk of employee or contractor fraud or other misconduct. Misconduct by employees or contractors could include intentional failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to the Company. In particular, sales, marketing and business arrangements are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and harm to the Company's reputation.

Environmental and Sustainability, Natural Ingredient, and Formulation Claims May Be Challenged.

Assessing and marketing with regard to claims of improved sustainability or better impact on the environment, along with messaging about natural ingredients and formulation qualities (such as "free of" claims) may be challenged by competitors, customers and third parties. Scientifically validating certain claims about environmental impact and sustainability, along with natural ingredients is difficult, if not impossible. There is no universal standard or set of criteria for determining whether a product is more sustainable than certain alternatives, just as there is no universal standard or set of criteria for determining that ingredients are "natural." In addition, the Company may rely on supplier statements or claims regarding ingredients used in its formulas, such as whether those ingredients or formulas are free of animal testing, derive from organic or natural sources or contain or are free from chemicals such as sulfates or parabens. The manufacturing, design and labeling process of a cosmetic product is detailed, nuanced and subject to human error. Furthermore, ingredients themselves are subject to changing customer perceptions based on new, constantly changing research and shifting media reporting and public opinion. As a result, the Company's claims, products and ingredient lists could be subject to court action, social media negative campaigns, negative press, customer boycotts and other negative actions, all of which could result in a material financial loss to the Company and the value of the Securities.

Limitation on Director, Officer and Other's Liability.

The Company may provide for the indemnification of directors, officers and others to the fullest extent permitted by law and, to the extent permitted by such law, eliminate or limit the personal liability of managers, officers and others to the Company and its shareholders for monetary damages for certain breaches of fiduciary duty. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or others controlling or working with the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. Despite this, should the Company provide such indemnification, it could have a material adverse effect on the Company.

Maintaining, Extending, and Expanding the Company's Reputation and Brand Image are Essential to its Business Success.

The Company seeks to maintain, extend, and expand its brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or its response to those restrictions, could limit its efforts to maintain, extend and expand its brands. Moreover, adverse publicity about regulatory or legal action against us could damage the Company's reputation and brand image, undermine its customers' confidence and reduce long-term demand for its products, even if the regulatory or legal action is unfounded or not material to its operations. In addition, the Company's success in maintaining, extending, and expanding its brand image depends on its ability to adapt to a rapidly changing media environment. The Company increasingly relies on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about the Company, its brands or its products on social or digital media, whether or not valid, could seriously damage its brands and reputation. If the Company does not establish, maintain, extend and expand its brand image, then its product sales, financial condition and results of operations could be adversely affected.

Damage to the Company's Reputation Could Negatively Impact its Business, Financial Condition and Results of Operations.

The Company's reputation and the quality of its brand are critical to its business and success in existing markets, and will be critical to its success as the Company enters new markets. Any incident that erodes consumer loyalty for the Company's brand could significantly reduce its value and damage its business. The Company may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to the Company's interests or may be inaccurate, each of which may harm its performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

The Company Must Successfully Manage the Demand, Supply, and Operational Challenges Associated With the Effects of a Disease Outbreak, Including Epidemics, Pandemics, or Similar Widespread Public Health Concerns.

The Company's business may be negatively impacted by the fear of exposure to or actual effects of a disease outbreak, epidemic, pandemic, or similar widespread public health concern, such as travel restrictions or recommendations or mandates from governmental authorities to avoid large gatherings or to self-quarantine as a result of the novel coronavirus (COVID-19) pandemic. Despite its efforts to manage and remedy these impacts to the Company, their ultimate impact also depends on factors beyond its knowledge or control, including the duration and severity of any such outbreak as well as third-party actions taken to contain its spread and mitigate its public health effects. In the case of COVID-19, the availability and public acceptance of effective vaccines has initially varied and may continue to vary significantly across regions and countries where the Company operates, leading to further volatility and disparity in its results and operations across geographies.

The Use of Individually Identifiable Data by the Company's Business, its Business Associates and Third Parties is Regulated at the State, Federal, and International Levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect the Company's business, including causing its business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause the Company's business and results of operations to suffer materially. Additionally, the success of the Company's online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine its security measures. As a result, unauthorized parties may obtain access to the Company's data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of the Company's customer transaction processing capabilities and personal data. If any such compromise of security or the security of information residing with the Company's business associates or third parties were to occur, it could have a material adverse effect on its reputation, operating results and financial condition. Any compromise of the Company's data security may materially increase the costs the Company incurs to protect against such breaches and could subject us to additional legal risk.

The Company May be Subject to Periodic Claims and Litigation that Could Result in Unexpected Expenses and Could Ultimately be Resolved Against it.

From time to time, the Company may be involved in litigation and other proceedings, including matters related to product liability claims, commercial disputes and intellectual property, as well as trade, regulatory, employment, and other claims related to its business. Any of these proceedings could result in significant settlement amounts, damages, fines or other penalties, divert financial and management resources, and result in significant legal fees. An unfavorable outcome of any particular proceeding could exceed the limits of the Company's insurance policies or the carriers may decline to fund such final settlements and/or judgments and could have an adverse impact on its business, financial condition, and results of operations. In addition, any proceeding could negatively impact the Company's reputation among its customers and its brand/image.

Facilities Of The Company's Third-Party Manufacturers May Be Subject To Audit, Inspection, Or Regulation By Regulatory Authorities.

Facilities of the Company's third-party manufacturers may be subject to audit, inspection, or regulation by applicable regulatory authorities. The Company's operations could be harmed if regulatory authorities make determinations that the Company, or its vendors and business partners, are not in compliance with applicable regulations. If a regulatory authority discovers or otherwise becomes aware of a violation of law, it may, among other things, enjoin the Company's manufacturer's operations, seize product, and impose administrative, civil or criminal penalties. If the Company or its manufacturers fail to comply with applicable regulatory requirements, the Company could be required to take costly corrective actions, including without limitation suspending manufacturing operations, changing product formulations, suspending sales, or initiating product recalls. In addition, compliance with applicable regulations has increased and may further increase the cost of manufacturing certain of the Company's products as the Company works with the Company's vendors to assure they are qualified and in compliance. Any of these outcomes could have a material adverse effect on the Company's business, financial condition, and results of operations.

<u>**Risks Related to the Company's Business and Industry**</u>

The Personal Care Industry Is Highly Competitive, And the Company's Failure To Compete Effectively Could Adversely Affect Its Market Share, Revenues, And Growth Prospects.

The Company faces vigorous competition from companies throughout the world, including large multinational consumer products companies that have many personal care brands under ownership as well as other independent personal care brands, including those that may target the latest trends or specific demographics or distribution channels. Competition in the personal care industry is based on the introduction of new products, pricing of products, quality of products and packaging, brand awareness, perceived value and quality, innovation and trends, in-store presence and visibility, promotional activities, advertising, editorials, social media influencers, E-commerce and mobile-commerce initiatives and other activities. The Company must compete with a high volume of new product introductions and existing products by diverse companies across several different distribution channels. Many multinational consumer companies have greater financial, technical or marketing resources, longer operating histories, greater brand recognition or larger customer bases than the Company does and may be able to respond more effectively to changing social, business and economic conditions than the Company can. Many of these competitors' products are sold in a wider selection or greater number of retail stores and geographies, and possess a larger presence in these stores, typically having significantly more inline shelf space than the Company does. Given the finite space allocated to personal care products by retail stores, spas and salons, the Company's ability to grow the number of retail locations in which the Company's products are sold and expand the Company's positioning and space allocation once in these retail locations, may require the repositioning, removal or reduction of the shelf space of these competitors. The Company may be unsuccessful in its growth strategy in the event that the Company's retail partners do not reallocate shelf space from the Company's competitors to the Company. The Company's competitors may attempt to gain market share by offering products at prices at or below the prices at which the Company's products are typically offered, offering retail incentives including through the use of large percentage discounts and ''buy one and get one free'' or similar offers. Competitive pricing may require the Company to reduce its prices, which would decrease the Company's profitability or result in lost sales. The Company's competitors, many of whom have greater resources than the Company does, may be better able to withstand these price reductions and lost sales.

It is difficult for the Company to predict the timing and scale of its competitors' activities in these areas or whether new competitors will emerge in the personal care business. In addition, further technological breakthroughs, including new and enhanced technologies which increase competition in the online retail market, new product offerings by competitors and the strength and success of the Company's competitors' marketing programs may impede the Company's growth and the implementation of its business strategy.

The Company's ability to compete also depends on the continued strength and consistency of its brands and products and their ingredients, the success of its marketing, innovation and execution strategies, the continued diversity of its product offerings, the successful management of new product introductions and innovations, strong operational execution, including sourcing and order fulfillment, and the Company's success in entering new markets and expanding its business in existing geographies. If the Company is unable to continue to compete effectively, it could have a material adverse effect on the Company's business, results of operations and financial condition.

The Company's Inability to Anticipate And Respond to Market Trends And Changes in Consumer Preferences Could Adversely Affect Its Financial Results.

The Company's success depends on its ability to anticipate, gauge and react in a timely and cost-effective manner to changes in consumer tastes for personal care products, attitudes toward its industry and brands, as well as to where and how consumers shop. The Company must continually work to develop, manufacture and market new products, maintain and adapt to existing and emerging distribution channels, maintain and enhance the recognition of its brands, achieve a favorable mix of products, successfully manage its inventories, and refine its approach as to how and where the Company markets and sells its products. While the Company will devote effort and resources to shape, analyze and respond to consumer preferences, the Company recognizes that consumer tastes cannot be predicted with certainty and can change rapidly. The issue is compounded by the increasing use of digital and social media by consumers and the speed by which information and opinions are shared. If the Company is unable to anticipate and respond to sudden challenges that the Company may face in the marketplace, trends in the market for its products and changing consumer demands and sentiment, the Company's financial results will suffer.

The Company's New Product Introductions May Not Be as Successful As It Anticipates.

The Company has a process for the development, trial evaluation and validation of new product concepts. Nonetheless, each new product launch through the Company's retail partners involves risks, as well as the possibility of unexpected consequences. For example, the acceptance of new product launches and sales to the Company's retail partners may not be as high as the Company anticipates, due to lack of acceptance of the products themselves or their price, or limited effectiveness of the Company's marketing strategies. In addition, the Company's ability to launch new products may be limited by delays or difficulties affecting the ability of the Company's suppliers or manufacturers to timely manufacture, distribute and ship new products or displays for new products or changes in regulatory requirements. Sales of new products may be affected by inventory management by the Company's retail partners and the Company may experience product shortages or limitations in retail display space by its retail partners. The Company may also experience a decrease in sales of certain existing products as a result of newly-launched products, the impact of which could be exacerbated by shelf space limitations or any shelf space loss. Any of these occurrences could delay or impede the Company's ability to achieve its sales objectives, which could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company's Success Depends, In Part, On The Quality, Performance, Safety And Claims Of Its Ingredients, Its Products And Its Packaging.

Any loss of confidence on the part of consumers in the Company's products or the ingredients used in its products, whether related to product contamination, safety, effectiveness, or other quality or product claim failures, actual or perceived, inclusion of prohibited ingredients, or recall of products that have been inadvertently mislabeled or misbranded, or otherwise violate government regulations, could tarnish the image of the Company's brand and could cause consumers to choose other products. Allegations of contamination or other adverse effects on product safety or suitability for use by a particular consumer, even if untrue, may require the Company to expend significant time and resources responding to such allegations and could, from time to time, result in a withdrawal or recall of a product from any or all of the markets in which the affected product was distributed, or subject the Company to regulatory action or litigation in applicable jurisdictions. Any such issues or recalls could negatively affect the Company's profitability and brand image.

If the Company's products are found to be, or perceived to be, defective or unsafe, or if they otherwise fail to meet its consumers' expectations or marketing claims, the Company's relationships with consumers could suffer, the appeal of the Company's brand could be diminished, the Company's may need to withdraw or recall some of its products and/or become subject to regulatory action, boycotts, or liability claims and lawsuits, and the Company could lose sales or market share. In addition, safety or other defects in the Company's competitors' products could reduce consumer demand for the Company's own products if consumers view them to be similar. Any of these outcomes could result in a material adverse effect on the Company's business, financial condition and results of operations.

A General Economic Downturn, Or Sudden Disruption In Business Conditions May Affect Consumer Purchases Of Discretionary Items And/Or The Financial Strength Of The Company's Customers That Are Retailers, Which Could Adversely Affect The Company's Financial Results.

The general level of consumer spending is affected by a number of factors, including general economic conditions, inflation, interest rates, energy costs, and consumer confidence generally, all of which are beyond the Company's control. Consumer purchases of discretionary items tend to decline during recessionary periods, when disposable income is lower, and may impact sales of the Company's products. A decline in consumer purchases of discretionary items also will impact the Company's customers that are retailers. The Company's inability to collect receivables from its largest customers or from a group of customers could have a material adverse effect on its business and its financial condition. If a retailer was to liquidate, the Company's may incur additional costs if it chooses to purchase the retailer's inventory of the Company's products to protect brand equity. In addition, sudden disruptions in business conditions, for example, from events such as a pandemic, or other local or global health issues, conflicts around the world, or as a result of a terrorist attack, retaliation or similar threats, or as a result of adverse weather conditions, climate changes or seismic events, can have a short-term and, sometimes, long-term impact on consumer spending.

A Disruption in Operations Or The Company's Supply Chain Could Adversely Affect The Company's Business And Financial Results.

The Company is engaged in manufacturing and distribution on an international scale and is subject to the risks inherent in such activities, including industrial accidents, environmental events, strikes and other labor disputes, disruptions in supply chain or information systems, loss or impairment of key manufacturing sites or suppliers, product quality control, safety, increase in commodity prices and energy costs, licensing requirements and other regulatory issues, as well as natural disasters and other external factors over which the Company has no control. If such an event were to occur, it could have an adverse effect on the Company's business and financial results.

As The Company Outsources Functions, The Company Becomes More Dependent on The Entities Performing Those Functions.

As part of the Company's business strategy, it is continually looking for opportunities to provide essential business services in a more cost-effective manner. In some cases, this requires the outsourcing of functions or parts of functions that can be performed more effectively by external service providers. These may include certain information systems, manufacturing, distribution, finance, human resource and other business functions. While the Company's believes it will conduct appropriate due diligence before entering into agreements with the outsourcing entity, the failure of one or more entities to provide the expected services, provide them on a timely basis or to provide them at the prices the Company expects may have a material adverse effect on the Company's results of operations or financial condition. In addition, if the Company transitions systems to one or more new, or among existing, external service providers, the Company may experience challenges that could have a material adverse effect on its results of operations or financial condition.

Use Of Social Media May Materially And Adversely Affect The Company's Reputation Or Subject It To Fines Or Other Penalties.

The Company uses, or will use the internet and social media networks including Facebook, Instagram and Twitter to reach customers. Negative commentary regarding the Company or its products may be posted on the Company's social media platforms and may be adverse to the Company's reputation or business. The Company's target consumers often value readily available information and often act on such information without further investigation and without regard to its accuracy. The harm may be immediate without affording the Company an opportunity for redress or correction. The Company also uses these third-party social media platforms as marketing tools. As e-commerce and social media platforms continue to rapidly evolve, the Company must continue to maintain a presence on these platforms and establish presence on new or emerging popular social media platforms. If the Company is unable to cost-effectively use social media platforms as marketing tools, the Company's ability to acquire new consumers and the Company's financial condition may suffer. Furthermore, as laws and regulations rapidly evolve to govern the use of these platforms and devices, the failure by the Company, the Company's employees or third parties, whether or not acting at the Company's direction, to abide by applicable laws and regulations in the use of these platforms and devices could subject it to regulatory investigations, lawsuits, liability, fines or other penalties and have a material adverse effect on the Company's business, financial condition and results of operations.

In addition, an increase in the use of social media for product promotion and marketing may cause an increase in the burden on the Company to monitor compliance of such materials and increase the risk that such materials could contain problematic product or marketing claims in violation of applicable regulations. The inability of or failure by the Company to timely or properly monitor all product promotion conducted online or through social media or elsewhere may also subject the Company to regulatory action, lawsuits, liability, fines or other penalties and have a material adverse effect on the Company's business, financial condition or results of operations.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of March 31, 2023.

Name	Number of Securities Owned	Type of Security Owned	% of Voting Power
Callais Capital Ventures II, LLC	162,569	Series A Preferred Stock	20.36%
	131,318[1]	Series A-1 Preferred Stock	
	9,239[2]	Class B Common Stock	
CCVII Co-Invest, LLC – Beast Brands Series	94,972	Series A Preferred Stock	6.40%

Notes:

(1) This calculation includes the conversion of indebtedness of $ 616,101.11of debt into 66,529shares of the Company's Series A-1 Preferred stock pursuant to a Promissory Note Conversion and Cancellation of Debt Agreement dated January 31, 2023.
(2) This calculation includes the conversion of indebtedness of $105,899.27 of debt into 9,239 shares of the Company's Class B Common Stock.

RECENT OFFERINGS OF SECURITIES

The Company has made the following exempt offerings of securities in the past three years:

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Amount of Securities Issued	Use of Proceeds
June 22, 2020	Rule 701	Beast Brands, Inc. 2020 Plan	N/A	234,617	None (exchange of equity incentive securities)
January 18, 2020	Rule 506(b)	Series Seed 3 Preferred	$250,001.15	19,335	Marketing
August 13, September 24, October 24, 2019, April 6, 2020	Section 4(a)(2)	Simple Agreement for Future Equity	$175,000	Converted into 30,325 Series A Preferred	Inventory and working capital
October 1, 2019	Section 4(a)(2)	Convertible Note	$1,010,000	Converted into 159,064 Series A Preferred	Inventory and working capital
June 22, 2020	Rule 506(b)	Series A Preferred	$5,051,986	616,096	Inventory and working capital
December 22, 2021	Rule 506(b)	Series A-1 Preferred	$1,665,781	128,740	Inventory and working capital
January 31, 2023	Section 4(a)(2)	Convertible Noe	$616,105.11	Converted into 66,529 Series A - 1 Preferred	Debt Reduction
April 26, 2023	Regulation Crowdfunding	Class B Common Stock	$105,900	14,449	Working Capital, Marketing, Debt Reduction, New Product, Salary and New Hire

DESCRIPTION OF CAPITAL STOCK

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Certificate of Incorporation. For a complete description of our capital stock, you should refer to our Certificate of Incorporation and to the applicable provisions of Delaware law.

We are authorized to issue 1,861,769 shares of common stock with par value $0.00001, of which 1,511,769 shares are authorized as Class A Common Stock, and 350,000 are authorized as Class B Common Stock, and 863,153 shares of preferred stock with par value $0.00001, of which 17,530 shares are designated as Series Seed 1 Preferred Stock, 48,218 shares are designated as Series Seed 2 Preferred Stock, 19,335 shares are designated as Series Seed 3 Preferred Stock, 616,096 shares are designated as Series A Preferred Stock, and 931,517 shares are designated as Series A-1 Preferred Stock. As of December 31, 2022, our outstanding stock consisted of 322,116 shares of Class A Common Stock, 0 shares of Class B Common Stock, 17,530 shares of Series Seed 1 Preferred Stock, 48,218 shares of Series Seed 2 Preferred Stock, 19,335 shares of Series Seed 3 Preferred Stock, 616,096 shares of Series A Preferred Stock, and 115,921 shares of Series A-1 Preferred Stock.

Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends in the foreseeable future.

Voting Rights

Each holder of our Class A Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Directors are elected by a plurality of the votes cast by the shares entitled to vote; shareholders do not have a right to cumulate their votes for directors.

Holders of Class B Common Stock shall not be entitled to vote on any amendments to the Certificate of Incorporation or other corporate actions except as otherwise required by Delaware law.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's common stock are subject to and may be adversely affected by the rights of the holders of shares any additional classes of stock that we may designate in the future.

Preferred Stock

Dividend Rights

Dividends accrue at a per annum rates of 8% of the original issue price of $9.2607 on all shares of Series A-1 Preferred Stock, 8% of the original issue price of $8.20235 on all shares of Series A Preferred Stock, 8% of the original issue price of $5.70 on all shares of Series Seed 1 Preferred Stock, 8% of the original issue price of $7.47 on all shares of Series Seed 2 Preferred Stock, and 8% of the original issue price of $12.93 on all shares of Series Seed 3 Preferred Stock (collectively, the "Accruing Dividends"). The Accruing Dividends are cumulative. Additionally, the Accruing Dividends are payable only when and if declared by the Board of Directors.

Voting Rights

Each holder of Preferred Stock is entitled to one vote for each share of Common Stock issuable upon conversion of the Preferred Stock at the then-effective conversion rate. Holders of the Preferred Stock are entitled to elect 3 directors to the company's Board of Directors.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of our Preferred Stock are entitled to liquidation preference superior to holders of Common Stock. Liquidation distributions will be paid ratably with each other in proportion to their liquidation preference. Holders of Preferred Stock will be entitled to receive the greater of (i) an amount per share equal to the sum of the applicable original issue price (as described above), for such series of Preferred Stock, plus all Accruing Dividends accrued but unpaid thereon, together with any other dividends declared but unpaid thereon, or (ii) the amount such holder would have received if the shares were converted to Common Stock immediately prior to the liquidation event. "Original Issue Price" shall mean (i) $0.50 per share for each share of the A Preferred Stock, (ii) $0.90 per share for each share of the Series A-1 Preferred Stock, (iii) $1.04 per share for each share of the Series A-2A Preferred Stock, (iv) $0.3298 per share for each share of the Series A-2B Preferred Stock, and (v) $0.2638 per share for each share of the Series A-2C Preferred Stock (each as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to such series of Preferred Stock).

Conversion Rights

The shares of Preferred Stock are convertible into Class A Common Stock voluntarily and automatically. Each share of Preferred Stock is convertible at the option of the holder of the share at any time prior to the closing of a liquidation event. Each share of Preferred Stock is currently convertible into one share of Class A Common Stock.

Additionally, each share of the Preferred Stock will automatically convert into Common Stock upon either (i) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement resulting in at least $50,000,000 of gross proceeds, or (ii) upon a vote of a majority of the holders of the Series A Preferred Stock and Series A-1 Preferred Stock, voting together as a single class.

Stockholder Agreements

The Company and the stockholders of the Company have entered into the following agreements: (i) the Amended and Restated Investors' Rights Agreement dated as of December 21, 2021, (the "Investor Rights Agreement"), (ii) the Amended and Restated Right of First Refusal and Co-Sale Agreement dated as of November 30, 2021 (the "First Refusal Agreement"), and (iii) the Second Amended and Restated Voting Agreement dated as of April 14, 2022 (the "Voting Agreement"). The Investor Rights Agreement, First Refusal Agreement and Voting Agreement collectively are referred to herein as the "Investment agreements". The material terms of such agreements are summarized below.

Investor Rights Agreement (defined terms not otherwise defined herein have the meaning ascribed to them in the Investor Rights Agreement).

- Demand Form S-1: Holders of a majority of the Registrable Securities then outstanding may demand that the Company file a Form S-1 registration statement with respect to a majority of the Registrable Securities then outstanding at any time after the earlier of (i) three years after the date of the Investor Rights Agreement or (ii) 180 days after the effective date of the registration statement for the IPO. Registrable Securities means (i) the Common Stock issuable or issued upon conversion of any Preferred Stock of the Company, (ii) any Common Stock issued as a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in parts (i) above, and (iii) any other Common Stock held by Investors.

- Demand Form S-3: If at any time when the Company is eligible to use a Form S-3 registration statement, holders of at least 15% of the Registrable Securities then outstanding may demand that the Company file a Form S-3 registration statement.

- Right of First Offer: If the company proposes to offer or sell any New Securities, the Company shall first offer such New Securities to each Major Investor. A Major Investor shall be entitled to apportion the right of first offer hereby granted to it in such proportions as it deems appropriate, among (i) itself, and (ii) its Affiliates. New Securities means, collectively, equity securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities. Major Investors are investors that, individually or together with their affiliates, hold at least 3,346 shares of Series Seed Preferred Stock or any shares of Series A or Series A-1 Preferred Stock.

First Refusal Agreement (defined terms not otherwise defined herein have the meaning ascribed to them in the First Refusal Agreement).

- Right of First Refusal by Key Holders: The Key Holders, constituting those investors listed on Schedule D of the Right of First Refusal Agreement, grant to the Company a Right of First Refusal to purchase all or any portion of Transfer Stock that such Key Holder may propose to transfer in a Proposed Key Holder

Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee.

Voting Agreement (defined terms not otherwise defined herein have the meaning ascribed to them in the Voting Agreement).

- Size of the Board: Each stockholder agrees to vote to ensure that the size of the Board shall be set and remain at five directors. Any changes to the size of the Board requires a majority vote of the Series A-1 Preferred Stock, provided that any changes to the number of positions held by the Series Seed Preferred stockholders must be approved by a majority vote of the Series Seed Preferred Stock.

- Board Composition: Each stockholder agrees to vote to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, the following persons shall be elected to the Board: (i) the Series A Directors as designated by Callais Capital Ventures II, LLC, which individuals are currently Nicholas Callais and Harold J. Callais, II, (ii) one Common Director designated by the holders of Common Stock, voting as a single class, which is currently Mark Graffagnini, (iii) the Series A Directors as designated by the holders of a majority of the shares of Series Seed Preferred Stock, which individual shall initially be Judy Sindecuse, and (iv) the director designated by both (a) holders of a majority of the Common Stock and (b) holders of a majority of the Series A-1 Preferred Stock, which individual shall initially be Barton Howard.

- Increases to Common Stock: Each stockholder will vote all shares to increase the number of authorized shares of Common Stock to ensure that there will be sufficient shares of Common Stock available for conversion of all of the shares of Preferred Stock at any given time.

- Drag Along Right: In the event that (i) the holders of at least a majority of the shares of Common Stock then issued or issuable upon conversion of the shares of Preferred Stock, voting as a separate and single class; (ii) the Board, including the approval of the Series A Director; (iii) the holders of a majority of the then outstanding shares of Series A Preferred Stock and Series A-1 Preferred Stock voting together as a single and separate class and (iv) the holders of a majority of the then outstanding shares of Series Seed Preferred Stock voting together as single and separate class (collectively, (i)-(iv) are the "Electing Holders") approve a Sale of the Company in writing, specifying that Section 3 of the Voting Agreement shall apply to such transaction, then each holder of Preferred Stock, all future holders of 1% of Common Stock (issued or issuable upon conversion of the shares of Preferred Stock) and Key Holders agree to vote all shares in favor of such transaction, to sell their pro-rata portion of shares in the event of a stock sale, to execute and deliver all related documents and take such other action in support of the sale of the Company as reasonably requested, refrain from exercising any dissenters' rights or rights of appraisal, and consent to the appointment of a stockholder representative.

- Additional Parties: If the Company issues additional shares of Preferred Stock, as a condition to the issuance the company shall require that any purchaser of Preferred Stock become a party to the Voting Agreement.

Securities Being Reserved for Exercise or Conversion

Class of Securities	Number of Shares Reserved for Issuance
Class A Common Stock reserved for 2020 Equity Incentive Plan	326,500
Warrants (Series A-1 Preferred Stock)	36,928

The Company has reserved 326,500 shares of Class A Common Stock for issuance pursuant to the Beast Brands, Inc. 2020 Equity Incentive Plan (the "Plan"). As of the date of this report, 78,654 shares of Class A Common Stock remain available for issuance under the Plan. The Plan permits issuance of options, stock awards, phantom stock and other types of equity incentives.

The Warrant, originally described in the section of this Form C, entitled "Principal Securities Holders," is exercisable at the exercise price of $9.2607 per share for either Series A-1 Preferred Stock or any "Subsequent Round Stock," which is any stock issued following the date of the Warrant and until expiration that is issued in a financing round by the Company that results in proceeds of more than $250,000 to the Company. The Company has reserved 36,928 shares of Series A-1 Preferred Stock for issuance upon the exercise of all outstanding warrants assuming that the full $1,000,000 under the Callais Loan is drawn by the Company, which is not expected to occur.

Voting and Control

Each holder of Class B Common Stock is not entitled to vote on any matter or to call for an annual or special shareholders meeting. Holders of our Class B Common Stock will have no voting or control over any corporate matters of the Company.

Material Limitation on Rights of Holders of Class B Common Stock by Other Classes of Securities Identified Above

The Series A-1 Preferred Stock has senior liquidation rights to all Common Stock, including the Class B Common Stock. In particular, the Series A-1 Preferred Stock has the right to receive its value per share prior to any distributions to shares of Class B Common Stock and may participate in such liquidation proceeds until it has received three times (3x) its original issue price (value per share). In addition, Series A-1 Preferred Stock has certain protective provisions which allow it to block certain actions by the Company unless the holders of a majority of the shares of Series A-1 Preferred Stock outstanding approve such actions (in the case of some actions, with other series of Preferred Stock voting as separate classes). The holders of the Class A Common Stock may participate with the shares of Series A and Series A-1 Preferred Stock in a drag along right pursuant to which the Class B Common Stock must sell their shares.

The Series A Preferred Stock has senior liquidation rights to all Common Stock, including the Class B Common Stock. In particular, the Series A Preferred Stock has the right to receive its value per share prior to any distributions to shares of Class B Common Stock and may participate in such liquidation proceeds until it has received three times (3x) its original issue price (value per share). In addition, Series A Preferred Stock has certain protective provisions which allow it to block certain actions by the Company unless the holders of a majority of the shares of Series A Preferred Stock outstanding approve such actions. The holders of the Class A Common Stock may participate with the shares of Series A and Series A-1 Preferred Stock in a drag along right pursuant to which the Class B Common Stock must sell their shares.

The Series Seed 3 Preferred Stock has senior liquidation rights to all Common Stock, including the Class B Common Stock. In particular, the Series Seed 3 Preferred Stock has the right to receive its value per share prior to any distributions to shares of Class B Common Stock. In addition, Series Seed 3 Preferred Stock, along with other series of Preferred Stock, has certain protective provisions which allow it to block certain actions by the Company unless the holders of a majority of the shares of Preferred Stock outstanding approve such actions. The holders of the Class A Common Stock may participate with the shares of Preferred Stock in a drag along right pursuant to which the Class B Common Stock must sell their shares.

The Series Seed 2 Preferred Stock has senior liquidation rights to all Common Stock, including the Class B Common Stock. In particular, the Series Seed 2 Preferred Stock has the right to receive its value per share prior to any distributions to shares of Class B Common Stock. In addition, Series Seed 2 Preferred Stock, along with other series of Preferred Stock, has certain protective provisions which allow it to block certain actions by the Company unless the holders of a majority of the shares of Preferred Stock outstanding approve such actions. The holders of the Class A Common Stock may participate with the shares of Preferred Stock in a drag along right pursuant to which the Class B Common Stock must sell their shares.

The Series Seed 1 Preferred Stock has senior liquidation rights to all Common Stock, including the Class B Common Stock. In particular, the Series Seed 1 Preferred Stock has the right to receive its value per share prior to any distributions to shares of Class B Common Stock. In addition, Series Seed 1 Preferred Stock, along with other series of Preferred Stock, has certain protective provisions which allow it to block certain actions by the Company unless the holders of a majority of the shares of Preferred Stock outstanding approve such actions. The holders of the Class A Common Stock may participate with the shares of Preferred Stock in a drag along right pursuant to which the Class B Common Stock must sell their shares. In addition, Series Seed 1 Preferred Stock has certain protective provisions which allow it to block certain actions by the Company unless the holders of a majority of the shares of Series 1 Preferred Stock outstanding approve such actions. The holders of the Class A Common Stock may participate with the shares of Preferred Stock in a drag along right pursuant to which the Class B Common Stock must sell their shares.

All shares of Preferred Stock have anti-dilution protection that provides the holder of Preferred Stock with additional shares if the Company raises funds at a price per share lower than the original issue price of the Preferred Stock outstanding. The Securities do not have any similar anti-dilution protection.

Dividends

The Securities do not entitle Investors to any dividends. The Preferred Stock (all series) have accruing dividends of 8% per annum which will have the effect of increasing the amount that the Preferred Stock receives upon a liquidation or Deemed Liquidation Event (such as an exit by initial public offering or a merger or acquisition, were such event to occur)

Crowdfunding Issuer

The Class B Common Stock sold in our offering under Regulation Crowdfunding was sold through Beast CF Investors SPV, LLC acting as the Crowdfunding Vehicle and co-issuer in our offering. Interests in the

Crowdfunding Issuer are LLC membership interests subject to the terms of the operating agreement of the Crowdfunding Vehicle and the requirements of Rule 3a-9 under the Investment Company Act of 1940, as amended.

What it means to be a minority holder

As an investor in convertible promissory note of the company, you do not have any rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Even if your securities convert to equity of the company, holders of convertible promissory notes will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or an investment by a private equity investor), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2022 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation (before the new investment) of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future), and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the company will determine the amount by which a shareholder's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of a later investor's stake is immediately diluted because each share of the same type is worth the same amount, and later investors paid more for their shares than later investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what an investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Transfer Restrictions – Regulation Crowdfunding

Securities purchased through a Regulation Crowdfunding offering, including any securities into which they convert, are not freely transferable for one year after the date of purchase of the securities, except in the case where they are transferred:

1. To the company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the Commission
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operations

The Company experienced operating losses during the two years presented, 2021 and 2022. These losses incurred were primarily attributed to marketing efforts and personnel fees. More recently, the Company has updated its marketing to a targeted approach which has allowed for reduced spending.

Expense	2022	2021	Change
Research and development	33,368	11,380	21,988
Sales and marketing	278,063	1,071,142	(793,079)
General and administrative	849,230	1,118,812	(269,582)
Total	$1,160,661	$2,201,334	($1,040,673)

Sales and marketing expense decreased by $793,079 in 2022 compared to 2021. This reduction was primarily driven by decreases in company spending and cash preservation.

The Company implemented a new third-party logistics provider during 2022 which has reduced the warehousing, labor and shipping costs. To reduce cost of goods, the Company is researching new formulators, suppliers and co-packers. These measures are necessary due to the increased fuel prices and extended lead-times from suppliers. The Company anticipates the actions mentioned previously will provide additional gross margin and cash flow from similar top line revenue.

In 2022 the Company had total other expenses of $404,936 compared to a total other income of $12,519 in 2021. This was largely due to interest expenses of $404,936 in 2022 compared to $25,223 in 2021 resulting from the CCVII loan interest, EIDL loan payments, and Shopify and Kickfurther loan fees were amortized to interest expense.

2021 sales were mainly from Amazon and Shopify platforms, per the below chart. 2022 sales were driven by a mixture of all channels including Amazon, Shopify, and Retail. These two platforms are continuing during 2023, and the Company has expanded the Retail sales channel. The customer recruiting efforts have been led by independent sales representatives who work on commission.

Revenue	2022	2021	Change
Amazon	875,601	1,002,251	(126,650)
Shopify	749,378	1,143,436	(394,058)
Retail	799,483	314,850	484,633
Shipping	47,340	62,659	(15,319)

| Total | $2,471,802 | $2,523,196 | (51,394) |

Amazon and Shopify sales contracted slightly year over year due to the reduction in advertising spend on the channels.

Cost of goods sold increased by $424,314 in 2022 compared to 2021. This increase was largely due to inflation, the cost of raw materials going up, and the cost of shipping increasing. As a result the Company had a gross loss in 2022 of $56,026 compared to a gross profit of $419,682 in 2021.

As a result of the foregoing the Company had a net loss of $1,621,623 in 2022 compared to a net loss of $1,769,133 in 2021.

Losses incurred in 2021 and 2022 were financed by notes payables and stock issuances. The Company refinanced the remaining loans into a note. That note has converted into 9,239 shares of Class B Common Stock held by the Crowdfunding Vehicle and 66,529 shares of Class Series A-1 Preferred Stock. The remaining balance is to be repaid with a portion of the new funds raised. The line of credit will be maintained as an additional use of funds.

Liquidity and Capital Resources

As of December 31, 2022, the Company had an aggregate of $40,653 in cash and cash equivalents.

The Company does not have any additional outside sources of capital other than the proceeds from its Regulation Crowdfunding offering, except that CCVII (or additional lenders it permits) may lend an additional $500,000.00 under the Callais Loan. The decision to extend additional credit under the Callais Loan is discretionary with CCVII. The Company has assumed, for purposes of its previous Regulation Crowdfunding Offering, that it will not have access to that additional capital under the Callais Loan. The Company intends to seek an increase in its line of credit with various banks and to explore further equity financing from accredited investors. The Company may also undertake an additional raise under Regulation Crowdfunding to raise additional funds.

Indebtedness

SBA Loans

In 2020, the Company entered into a loan agreement with the U.S. Small Business Administration ("SBA") for $396,400. The loan is secured by substantially all assets of the Company and guaranteed by a related party to the Company. This note bears interest at 3.75% per annum and has required monthly principal and interest payments of $1,932 that began in April 2021 and continue through the maturity of the loan agreement in July 2049. Interest expense on this loan was $18,084 and $14,865 for the years ended December 31, 2022 and 2021, respectively. The outstanding loan balance was $391,300 and $396,400 as of December 31, 2022 and 2021, respectively.

In 2022, the Company entered into a loan agreement with the U.S. Small Business Administration ("SBA") for $103,600. The loan is secured by substantially all assets of the Company and guaranteed by a related party to the Company. This note bears interest at 3.75% per annum and has required monthly principal and interest payments of $534 that began in October 2024 and continue through the maturity of the loan agreement in April 2052. Interest expense on this loan was $0 for the year ended December 31, 2022. The outstanding loan balance was $103,600 as of December 31, 2022. The outstanding loan balance related to the SBA loans was $494,900 and $396,400 as of December 31, 2022 and 2021, respectively.

Line of Credit

In 2021, the Company entered into a line of credit agreement with a bank for up to $250,000. The line of credit bears interest at a floating rate defined by the lending bank plus 1.0% (4.25% in 2021) and is due and payable in full upon the earliest of: a) default; b) November 16, 2023. Interest expense on this loan was $13,105 and $2,643 for the years ended December 31, 2022 and 2021, respectively. The line of credit is secured by Company's assets and guaranteed by Company's former CEO. In 2021, the Company drew $250,000 on this line of credit and made a repayment of $47. In 2022, the Company made repayments of $136,516. The balance outstanding as of December 31, 2022 and 2021 was $113,437 and $249,953, respectively.

Short-Term Notes Payable

In 2021, the Company entered into short-term notes payable with a lender. The Company received a total of $294,378 under such relationships and made no repayments for the year ended December 31, 2021. The balance due as of December 31, 2021 was $329,110. $34,732 of future payments beyond principal loaned are recorded as loan costs and netted against the note payable balance as of December 31, 2021, for a carrying value of $294,378.

During 2022, the Company repaid all amounts outstanding and amortized the related loan costs. The balance outstanding as of December 31, 2022 was $0.

Factoring Loans

In 2021, the Company entered into short-term agreements with non-bank entities under which future accounts receivable may be purchased for a discount. Repayments are made monthly, and the loans are secured by Company's assets under the agreement's terms. The Company received a total of $130,000 under such relationships and repaid a total of $43,012 for the year ended December 31, 2021. The balance due as of December 31, 2021 was $103,888. The payments beyond principal loaned are recorded as interest expense, which totaled $4,948 for the year ended December 31, 2021. The $11,952 of future payments beyond principal loaned are recorded as loan costs and netted against the note payable balance as of December 31, 2021, for a carrying balance of $91,936.

During 2022, the Company repaid all amounts outstanding and amortized the related loan costs. The balance outstanding as of December 31, 2022 was $0.

Notes Payable, Related Party

In 2022, the Company entered into a $70,000 note agreement with Aestus Ventures, LLC. This note is non-interest-bearing and is due on demand. The balance outstanding as of December 31, 2022 was $70,000. This note was repaid as of April 10, 2023.

In 2022, the Company entered into a $70,000 note agreement with Harold J. Callais II. This note calls for a 25% premium upon repayment, bears interest at 8% per annum and matures December 2025. Interest expense on this loan was $17,500 for the year ended December 31, 2022, all of which remains in accrued interest as of December 31, 2022. The balance outstanding as of December 31, 2022 was $70,000.

Convertible Note Payable, Related Party

In 2022, the Company entered into a $508,500 note agreement with CCVII. This note calls for a 25% premium upon repayment, bears interest at 8% per annum and matured October 2022 and was past due as of December 31, 2022. Interest expense on this loan was $134,035 for the year ended December 31, 2022, all of which remains in accrued interest as of December 31, 2022. The note is collateralized by substantially all of the Company's assets.

This note is subject to optional conversion upon a qualified equity financing arrangement, defined as the sale of equity securities by the Company with minimum gross proceeds of $1,000,000. Conversion price is 80% of the lowest price per share for such shares sold. If and upon a change in control the note holder is entitled to payment of the greater of two times the then outstanding principal and interest or on an as-converted basis at a conversion rate a 20% discount to the lowest original issuance price of the Company's then outstanding stock classes. During 2023, this note, and all related accrued interest and repayment premium were converted into 9,239 shares of Class B common stock held by the Crowdfunding Vehicle and 66,529 of shares of Series A-1 preferred stock.

As part of this note agreement, the lender was awarded warrants to purchase 32,393 shares of Series A-1 Preferred Stock valued at $127,719, which was recorded as a discount on the loan and amortized over its term. Amortization of discount to interest expense amounts to $127,719 for the year ended December 31, 2022.

During 2023, the principal and all related accrued interest and repayment premium on the convertible note were converted into 9,239 shares of Class B common stock held by the Crowdfunding Vehicle and 66,529 shares of Series A-1 preferred stock.

Trends and Uncertainties

Customer acquisition costs associated with the D2C business is uncertain and volatile. Recent changes with customer attribution has increased the cost to acquire new customers. Although the Company believes that it can attract customers with an average order value higher than the cost to acquire such customers, there is no guarantee that this will happen. The costs associated with initial retail purchase orders are often unprofitable until purchase orders become large enough or price discounts to retailers end. Although the Company believes that it can negotiate higher prices with retailers to offset costs associated with initial purchase orders, there can be no guarantee that this will succeed. Additional product development or rebranding could cause the Company to incur costs higher than originally anticipated. The Company is searching for lower cost ingredients, packaging and formulation partners to attempt to reduce cost of goods sold.

REGULATORY INFORMATION

Disqualification and Compliance Failure

Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding. The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

FINANCIAL STATEMENTS OF BEAST BRANDS, INC.

I, Mark Graffagnini, certify that:

(1) the financial statements of Beast Brands, Inc. included in this Form are true and complete in all material respects; and included in this Form are true and complete in all material respects; and

(2) the tax return information included in this Form reflects accurately the information reported on the tax return for Beast Brands filed for the fiscal year ended December 31, 2021.

/s/ Mark Graffagnini
Mark Graffagnini
CEO, Beast Brands, Inc.

TAX RETURN INFORMATION

- Beast Brands, Inc.: (fiscal year ended December 31, 2021.
  - Total Income: $ 503,965
  - Taxable Income: $ $(1,696,716)
  - Total Tax: $0

As the company has requested an extension from the IRS and has not filed the taxes for either the fiscal year ended December 31, 2022 – it is not required to include the tax return information until it files them with the IRS.

Beast Brands, Inc.
A Delaware Corporation

Financial Statements (Unaudited)
December 31, 2022 and 2021

Beast Brands, Inc.

TABLE OF CONTENTS

	Page
Financial Statements (Unaudited) as of December 31, 2022 and 2021 and for the years then ended:	
Balance Sheets	2
Statements of Operations	4
Statements of Changes in Stockholders' Equity/(Deficit)	5
Statements of Cash Flows	6
Notes to the Financial Statements	7

BEAST BRANDS, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2022 and 2021

	December 31, 2022	December 31, 2021
ASSETS		
Current Assets:		
Cash in bank	$ 40,653	$ 730,369
Accounts receivable	71,874	123,261
Subscription receivable	-	44,285
Inventory	732,698	1,042,636
Deposits	2,500	2,500
Prepaid expenses	241,117	9,771
Total Current Assets	1,088,842	1,952,822
Trademarks	-	-
Property and equipment, net	1,520	6,350
TOTAL ASSETS	$ 1,090,362	$ 1,959,172

BEAST BRANDS, INC.
BALANCE SHEETS (CONTINUED) (UNAUDITED)
As of December 31, 2022 and 2021

	December 31, 2022	December 31, 2021
LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)		
Current Liabilities:		
Accounts payable	$ 446,499	$ 505,666
Credit card liability	13,869	3,837
Accrued expenses	143,056	7,958
Notes payable, net	7,798	301,338
Customer deposits	(160)	623
Line of credit, current portion	113,437	-
Convertible notes payable, related party	508,500	-
Notes payable, related party, current portion	96,874	-
Factoring loans payable, net	-	91,936
Total Current Liabilities	1,329,873	911,358
Long-Term Liabilities:		
Notes payable, related party, net of current portion	43,126	-
Line of credit, net of current portion	-	249,953
Notes payable, net of current portion	487,102	389,440
Total Long-Term Liabilities	530,228	639,393
Total Liabilities	1,860,101	1,550,751
Stockholders' Equity/(Deficit):		
Series A-1 Preferred Stock, $0.00001 par, 161,974 shares authorized, 114,860 and 81,925 shares issued and outstanding, liquidation preference of $1,149,384 and $759,989, as of December 31, 2022 and 2021, all respectively	1	1
Series A Preferred Stock, $0.00001 par, 616,096 shares authorized, 616,096 and 616,096 shares issued and outstanding, liquidation preference of $6,024,868 and $5,620,594, as of December 31, 2022 and 2021, all respectively	6	6
Series Seed Preferred Stock, $0.00001 par, 85,083 shares authorized, 85,083 and 85,083 shares issued and outstanding, liquidation preference of $907,097 and $850,281, as of December 31, 2022 and 2021, all respectively	1	1
Common stock, $0.00001 par, 1,511,769 shares authorized, 395,616 and 395,616 shares issued and outstanding as of December 31, 2022 and 2021, respectively	4	4
Treasury stock	(22,917)	(22,917)
Additional paid-in capital	8,097,675	7,654,212
Accumulated deficit	(8,844,509)	(7,222,886)
Total Stockholders' Equity/(Deficit)	(769,739)	408,421
TOTAL LIABILITIES AND AND STOCKHOLDERS' EQUITY/(DEFICIT)	$ 1,090,362	$ 1,959,172

No assurance is provided
See accompanying notes, which are an integral part of these financial statements.

BEAST BRANDS, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2022 and 2021

		2022		2021
Revenue, net	$	2,471,802	$	2,523,196
Cost of goods sold		2,527,828		2,103,514
Gross profit/(loss)		(56,026)		419,682
Operating Expenses:				
Research and development		33,368		11,380
Sales and marketing		278,063		1,071,142
General and administrative		849,230		1,118,812
Total Operating Expenses		1,160,661		2,201,334
Loss from operations		(1,216,687)		(1,781,652)
Other Income/(Expense):				
Gain on loan forgiveness		-		37,742
Interest expense		(404,936)		(25,223)
Total Other Income/(Expense)		(404,936)		12,519
Provision for income taxes		-		-
Net loss	$	(1,621,623)	$	(1,769,133)

BEAST BRANDS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT) (UNAUDITED)
For the years ended December 31, 2022 and 2021

	Series A-1 Preferred Stock		Series A Preferred Stock		Series Seed Preferred Stock		Common Stock		Treasury Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity/(Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance at December 31, 2020	-	$ -	575,483	$ 6	85,083	$ 1	365,616	$ 4	8,675	$ (22,917)	$ 6,392,384	$ (5,453,753)	$ 915,725
Issuance of preferred stock for cash	81,925	1	40,613	-	-	-	-	-	-	-	1,091,805	-	1,091,806
Issuance of restricted stock	-	-	-	-	-	-	30,000	-	-	-	145,800	-	145,800
Stock compensation expense	-	-	-	-	-	-	-	-	-	-	24,223	-	24,223
Net loss	-	-	-	-	-	-	-	-	-	-	-	(1,769,133)	(1,769,133)
Balance at December 31, 2021	81,925	1	616,096	6	85,083	1	395,616	4	8,675	(22,917)	7,654,212	(7,222,886)	408,421
Issuance of preferred stock for cash	32,935	-	-	-	-	-	-	-	-	-	305,000	-	305,000
Warrants issued with convertible notes	-	-	-	-	-	-	-	-	-	-	127,719	-	127,719
Stock compensation expense	-	-	-	-	-	-	-	-	-	-	10,744	-	10,744
Net loss	-	-	-	-	-	-	-	-	-	-	-	(1,621,623)	(1,621,623)
Balance at December 31, 2022	114,860	$ 1	616,096	$ 6	85,083	$ 1	395,616	$ 4	8,675	$ (22,917)	$ 8,097,675	$ (8,844,509)	$ (769,739)

No assurance is provided
See accompanying notes, which are an integral part of these financial statements.

BEAST BRANDS, INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2022 and 2021

	2022	2021
Cash Flows from Operating Activities		
Net loss	$ (1,621,623)	$ (1,769,133)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Depreciation expense	4,830	6,145
Amortization of loan costs	46,684	4,948
Impairment of trademarks	-	25,350
Gain on loan forgiveness	-	(37,742)
Warrants issued with convertible notes payable	127,719	-
Stock based compensation	10,744	170,023
Change in operating assets and liabilities:		
(Increase)/decrease in accounts receivable	51,387	(54,045)
(Increase)/decrease in other receivables	-	20,270
(Increase)/decrease in prepaid expenses	(231,346)	(9,771)
(Increase)/decrease in deposits	-	-
(Increase)/decrease in inventory	309,938	(640,505)
Increase/(decrease) in accounts payable		
and accrued expenses	75,931	318,995
Increase/(decrease) in credit card liability	10,032	(33,170)
Increase/(decrease) in customer deposits	(783)	(100)
Net Cash Used in Operating Activities	(1,216,487)	(1,998,735)
Cash Flows from Financing Activities		
Proceeds from factoring loans	-	130,000
Repayments of factoring loans	(432,998)	(43,012)
Proceeds from notes payable	103,600	294,378
Repayments of notes payable	(5,100)	-
Proceeds from notes payable, related party	140,000	-
Proceeds from line of credit	-	250,000
Repayments on line of credit	(136,516)	(47)
Subscription receivable	44,285	-
Proceeds from convertible notes payable, related party	508,500	-
Proceeds from issuance of preferred stock	305,000	1,047,521
Net Cash Provided by Financing Activities	526,771	1,678,840
Net change in cash in bank	(689,716)	(319,895)
Cash in bank at beginning of year	730,369	1,050,264
Cash in bank at end of year	$ 40,653	$ 730,369
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 52,777	$ 29,814
Cash paid for income taxes	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activities		
Warrants issues in connection with note payable, related party	$ 127,719	$ -

No assurance is provided
See accompanying notes, which are an integral part of these financial statements.

BEAST BRANDS, INC.
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2022 and 2021 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Beast Brands, Inc. (the "Company"), originally formed as a limited liability company organized on March 24, 2015 under the laws of Tennessee. On April 1, 2019, the Company converted from a Tennessee limited liability company to a Delaware corporation, and changed its name from Small Batch Beauty, LLC to Beast Brands, Inc. The Company creates specialized men's grooming products and markets their products to consumers through various online platforms.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business.

Cash Equivalents

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and 2021, the Company had $0 and $784,800 in excess of insured amounts, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2022 and 2021, the Company carried receivables of $71,874 and $123,261, respectively, and no allowances against such.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on the balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances of $732,698 and $1,042,636 as of December 31, 2022 and 2021, respectively, consisted of finished goods held for sale. The Company evaluates its inventory for impairment and obsolescence based on future demand, market condition sales history, changes in product demand, global and regional economic conditions, and historical experience. When the estimated inventory market value is less than its carrying value, the carrying value is adjusted to market value and the resulting impairment is charged to costs of goods sold in the statement of operations.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $500 as property and equipment and depreciates such assets on a straight-line basis over estimated useful lives, which is currently estimated at 3-7 years. The Company also capitalizes trademark filing costs and related legal expenses when management perceives a future economic benefit. The Company amortizes such costs on a straight-line basis. Management periodically evaluates assets for impairment and writes off capitalized costs as necessary. As of December 31, 2022 and 2021, no property and equipment have been impaired.

As of December 31, 2022 and 2021, property and equipment consisted of the following:

	2022		2021	
Computers & Equipment	$	39,499	$	39,499
Accumulated depreciation		(37,979)		(33,149)
Property and equipment, net	$	1,520	$	6,350
Depreciation expense	$	4,830	$	6,145

Trademark

Costs to acquire rights to trademarks are capitalized and amortized over their expected economic useful lives. The Company determined that its acquired trademark is an indefinite-live intangible asset and therefore did not record amortization expense but assesses for impairment annually. Where the future benefits of the rights are unknown, these costs are expensed as incurred. In 2021, the Company recorded impairment on the whole value of trademark amounting to $25,350.

Impairment of Long-lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Concentrations of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company will place its cash and cash equivalents with financial institutions of high credit-worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

ASC Topic 606, *Revenue from Contracts with Customers* establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. The Company adopted ASC 606 effective on its inception date.

Sales tax is collected on sales in all 50 states and the District of Columbia. These taxes are recorded as a liability until remittance.

The Company recognizes revenue as products are shipped to customers.

Costs of Goods Sold

Costs of goods sold includes product costs, freight-in, duties, labor allocations, merchant fees, shipping costs, and various others costs.

Advertising Costs

Advertising costs are expended as incurred. Total advertising costs were $183,736 and $1,011,608, for the years ended December 31, 2022 and 2021, respectively, which are included in sales and marketing expenses in the statements of operations.

General and Administrative Expenses

General and administrative expenses consist primarily of payroll, payroll-related benefits and taxes, stock compensation, professional services, administrative expenditures, and information technology.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development were $33,368 and $11,380 for the years ended December 31, 2022 and 2021, respectively.

Leases

On January 1, 2022, the Company adopted ASC 842, Leases, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted the new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations. Short- term leases are leases with a lease term of 12 months or less. The adoption of ASC 842 had no impact on the Company's balance sheet as of January 1, 2022 and for the year ended December 31, 2022 since its lease is short-term in nature.

Convertible Instruments

GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable GAAP.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions.

From its inception until April 1, 2019, the Company was subject to taxation as a limited liability company, and therefore was treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members.

For the period after the April 1, 2019 conversion to a corporation, the Company was taxable as a corporation. The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it will have net operating loss carryforwards of $5,643,699 and $4,528,789 as of December 31, 2022 and 2021, respectively. The Company pays Federal and State taxes at a combined effective tax rate of 26.14% and has used this rate to derive net deferred tax assets of $1,618,761 and $1,318,686 as of December 31, 2022 and 2021, respectively, resulting from its net operating loss carryforward, stock compensation, and research and development credits. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero as of December 31, 2022 and 2021. The Company's effective tax rate was 0% for 2022 and 2021.

	2022	2021
Deferred Tax Assets:		
Net operating loss carryforwards	$ 1,474,981	$ 1,183,599
Stock compensation	104,100	101,934
Research and development credits	39,680	33,153
Less: Valuation allowance	(1,618,761)	(1,318,686)
Deferred tax assets, net	$ -	$ -

The Company files U.S. federal and state income tax returns. The 2022 tax return has not yet been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company sustained net losses of $1,621,623 and $1,769,133 for the years ended December 31, 2022 and 2021, respectively, incurred negative cash flows from operating activities for the years ended December 31, 2022 and 2021, and has an accumulated deficit of $8,844,509 as of December 31, 2022.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: NOTES PAYABLE

Government and Government-Backed Loans:

In 2020, the Company received loan proceeds in the amount of $37,742 under the Paycheck Protection Program ("PPP"). The loan bears interest at a rate of 1% per annum. Under the terms of the PPP, certain amounts of the loan may be forgiven if they are used for qualifying expenses as described in the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"). The Company filed for and was granted full forgiveness of this loan in 2021 and recognized a gain on loan forgiveness in the statement of operations.

In 2020, the Company entered into a loan agreement with the U.S. Small Business Administration ("SBA") for $396,400. The loan is secured by substantially all assets of the Company and guaranteed by a related party to the Company. This note bears interest at 3.75% per annum and has required monthly principal and interest payments of $1,932 that began in April 2021 and continue through the maturity of the loan agreement in July 2049. Interest expense on this loan was $18,084 and $14,865 for the years ended December 31, 2022 and 2021, respectively. The outstanding loan balance was $391,300 and $396,400 as of December 31, 2022 and 2021, respectively.

In 2022, the Company entered into a loan agreement with the U.S. Small Business Administration ("SBA") for $103,600. The loan is secured by substantially all assets of the Company and guaranteed by a related party to the Company. This note bears interest at 3.75% per annum and has required monthly principal and interest payments of $534 that began in October 2024 and continue through the maturity of the loan agreement in April 2052. Interest expense on this loan was $0 for the year ended December 31, 2022. The outstanding loan balance was $103,600 as of December 31, 2022. The outstanding loan balance related to the SBA loans was $494,900 and $396,400 as of December 31, 2022 and 2021, respectively.

No assurance is provided

Future minimum principal payments related to the SBA loans outstanding as of December 31, 2022 follows:

Year	Principal Payments
2023	$ 7,798
2024	8,738
2025	9,978
2026	10,404
2027	10,849
Thereafter	447,133
	$ 494,900

Line of Credit

In 2021, the Company entered into a line of credit agreement with a bank for up to $250,000. The line of credit bears interest at a floating rate defined by the lending bank plus 1.0% (4.25% in 2021) and is due and payable in full upon the earliest of: a) default; b) November 16, 2023. Interest expense on this loan was $13,105 and $2,643 for the years ended December 31, 2022 and 2021, respectively. The line of credit is secured by Company's assets and guaranteed by Company's former CEO. In 2021, the Company drew $250,000 on this line of credit and made a repayment of $47. In 2022, the Company made repayments of $136,516. The balance outstanding as of December 31, 2022 and 2021 was $113,437 and $249,953, respectively.

Short-Term Notes Payable

In 2021, the Company entered into short-term notes payable with a lender. The Company received a total of $294,378 under such relationships and made no repayments for the year ended December 31, 2021. The balance due as of December 31, 2021 was $329,110. $34,732 of future payments beyond principal loaned are recorded as loan costs and netted against the note payable balance as of December 31, 2021, for a carrying value of $294,378.

During 2022, the Company repaid all amounts outstanding and amortized the related loan costs. The balance outstanding as of December 31, 2022 was $0.

Factoring Loans

In 2021, the Company entered into short-term agreements with non-bank entities under which future accounts receivable may be purchased for a discount. Repayments are made monthly, and the loans are secured by Company's assets under the agreement's terms. The Company received a total of $130,000 under such relationships and repaid a total of $43,012 for the year ended December 31, 2021. The balance due as of December 31, 2021 was $103,888. The payments beyond principal loaned are recorded as interest expense, which totaled $4,948 for the year ended December 31, 2021. The $11,952 of future payments beyond principal loaned are recorded as loan costs and netted against the note payable balance as of December 31, 2021, for a carrying balance of $91,936.

During 2022, the Company repaid all amounts outstanding and amortized the related loan costs. The balance outstanding as of December 31, 2022 was $0.

Notes Payable, Related Party

In 2022, the Company entered into a $70,000 note agreement with a related party. This note is non-interest-bearing and is due on demand. The balance outstanding as of December 31, 2022 was $70,000.

In 2022, the Company entered into a $70,000 note agreement with a related party. This note calls for a 25% premium upon repayment, bears interest at 8% per annum and matures December 2025. Interest expense on this loan was $17,500 for the year ended December 31, 2022, all of which remains in accrued interest as of December 31, 2022. The balance outstanding as of December 31, 2022 was $70,000.

Future minimum principal payments related to this note as of December 31, 2022 follows:

Year	Principal Payments
2023	$ 26,874
2024	29,104
2025	14,022
2026	-
2027	-
Thereafter	-
	$ 70,000

Convertible Note Payable, Related Party

In 2022, the Company entered into a $508,500 note agreement with a related party. This note calls for a 25% premium upon repayment, bears interest at 8% per annum and matured October 2022 and was past due as of December 31, 2022. Interest expense on this loan was $134,035 for the year ended December 31, 2022, all of which remains in accrued interest as of December 31, 2022. The note is collateralized by substantially all of the Company's assets.

This note is subject to optional conversion upon a qualified equity financing arrangement, defined as the sale of equity securities by the Company with minimum gross proceeds of $1,000,000. Conversion price is 80% of the lowest price per share for such shares sold. If and upon a change in control the note holder is entitled to payment of the greater of two times the then outstanding principal and interest or on an as-converted basis at a conversion rate a 20% discount to the lowest original issuance price of the Company's then outstanding stock classes. During 2023, this note, and all related accrued interest and repayment premium were converted into 8,669 shares of common stock and 61,638 of shares of Series A-1 preferred stock (See Note 10).

As part of this note agreement, the lender was awarded warrants to purchase 32,393 shares of Series A-1 Preferred Stock valued at $127,719 (See Note 5), which was recorded as a discount on the loan and amortized over its term. Amortization of discount to interest expense amounts to $127,719 for the year ended December 31, 2022.

NOTE 5: STOCKHOLDERS' EQUITY/(DEFICIT)

From inception through April 1, 2019, Beast Brands, Inc. (formerly Small Batch Beauty, LLC) was a limited liability company. Small Batch Beauty, LLC denominated its membership interests as common unit and preferred unit, which were converted into the newly created classes of stockholder's equity/(deficit) in Beast Brands, Inc.

The Company authorized (i) 1,511,769 shares of Class A Common Stock, $0.00001 par value per share ("Class A Common Stock"), 350,000 shares of Class B Common Stock, $0.00001 par value per share ("Class B Common Stock") (ii) 17,530 shares of Series Seed 1 Preferred Stock, $0.00001 par value per share ("Series Seed 1 Preferred Stock"), (iii) 48,218 shares of Series Seed 2 Preferred Stock, $0.00001 par value per share ("Series Seed 2 Preferred Stock"), (iv) 19,335 shares of Series Seed 3 Preferred Stock, $0.00001 par value per share ("Series Seed 3 Preferred Stock", and together with Series Seed 1 Preferred Stock and Series Seed 2 Preferred Stock, the "Series Seed Preferred Stock"), (v) 616,096 shares Series A Preferred Stock, $0.00001 par value per share ("Series A Preferred Stock") and (vi) 161,974 shares Series A-1 Preferred Stock, $0.00001 par value per share ("Series A-1 Preferred Stock", and together with the Series Seed Preferred Stock and Series A Preferred Stock, the "Preferred Stock").

The preferred stock are subject to an optional conversion right, where the preferred stock are convertible into fully paid and non-assessable shares of common stock at a 1:1 rate, with certain dilution protections, and automatic conversion upon a qualifying IPO of $50,000,000 or more or vote of Series A and Series A-1 preferred stockholders (each as defined in the Articles of Incorporation). The holders of preferred stock are entitled to vote, together with common stockholders, on an as-converted basis. Preferred stockholders have various other protective provisions.

Holders of Class B Common Stock shall not be entitled to vote on any corporate action except as otherwise required by Delaware law.

Dividends shall accrue on each share of preferred stock at 8% per annum of the original issue price. The Series A-1 Preferred stockholders are entitled to a liquidation preference over all other stockholders at the original issue price ($9.2607 per share) plus 8% per annum, providing a total liquidation preference of $1,149,364 and $759,989 as of December 31, 2022 and 2021, respectively (the "Series A-1 Liquidation Preference").

After payment of the Series A-1 Liquidation Preference, the Series A Preferred stockholders are entitled to a liquidation preference over all other stockholders at the original issue price ($8.2024 per share) plus 8% per annum, providing a total liquidation preference of $6,024,868 and $5,620,594 as of December 31, 2022 and 2021, respectively (the "Series A Liquidation Preference").

After payment of the Series A-1 Liquidation Preference and Series A Liquidation Preference, the Series Seed Preferred stockholders are entitled to a liquidation preference over all other stockholders at the original issue price ($12.93 per share for Series Seed 3, $7.47 for Series Seed 2, and $5.70 for Series Seed 1) plus 8% per annum, providing a total liquidation preference of $907,097 and $850,281 as of December 31, 2022 and 2021, respectively (the "Series Seed Liquidation Preference").

After satisfying the liquidation preferences on the preferred stock classes, the remaining assets are distributable ratably to the holders of Series A and Series A-1 preferred stock and commons stock (excluding Series Seed preferred stock) until the preferred stockholders have received three times the original issue price applicable to each share class, at which point all remaining assets are distributable to common stockholders. Total liquidation preferences as of December 31, 2022 and 2021 were $8,081,349 and $7,230,864, respectively.

As of December 31, 2021, 395,616 shares of Common Stock, 85,083 shares of Series Seed Preferred Stock, 616,096 shares of Series A Preferred Stock, and 81,925 shares of Series A-1 Preferred Stock were issued and outstanding.

As of December 31, 2022, 395,616 shares of Common Stock, 85,083 shares of Series Seed Preferred Stock, 616,096 shares of Series A Preferred Stock, and 114,860 shares of Series A-1 Preferred Stock were issued and outstanding.

Stock Issuances

Preferred Stock
In 2021, the Company issued 40,613 shares of its Series A Preferred Stock at a price of $8.20 per share, for gross proceeds of $333,121.

In 2021, the Company issued 81,925 shares of its Series A-1 Preferred Stock at a price of $9.26 for gross proceeds of $758,685 of which $44,285 is recorded as a subscription receivable as of December 31, 2021. The subscription receivable was received in January 2022.

In 2022, the Company issued 32,935 shares of its Series A-1 Preferred Stock at a price of $9.26 for gross proceeds of $305,000.

Common Stock
In 2019, the Company granted 73,500 shares of restricted Common Stock under two restricted stock award agreements. The 13,500 shares vest over a period of one year (25% vests on grant date, 75% vests monthly over the following year), while the 60,000 shares vest over a period of 2 years. In 2022 and 2021, 0 and 30,000 shares vested, and the Company recorded stock-based compensation expense of $0 and $145,800, all respectively. There were no unvested restricted common stock and unrecognized compensation cost related to restricted common stock as of December 31, 2022

Stock Options

The Company accounts for stock-based compensation under the provisions of Topic 718, Compensation – Stock Compensation, which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and non-employee officers based on estimated fair values as of the date of grant. Compensation expense is recognized on a straight-line basis over the requisite service period. The Company has a stock-based employee compensation plan, the 2020 Beast Brands, Inc Equity Incentive Plan (the "Plan"), for which 150,000 shares of common stock were initially reserved for issuance under the Plan to certain employees and contractors. Awards granted under the Plan are made in the form of Incentive Stock Options (ISOs), Non-qualified Stock Options (NQSOs), Restricted Stock, and Restricted Stock Units. In June 2020, the Board of Directors and stockholders of the Company approved the increase in total shares to be reserved for issuance under the Plan from 150,000 to 201,500 shares of common stock. In April 2021, the Board of Directors and stockholders of the Company approved the increase in total shares to be reserved for issuance under the Plan from 201,500 to 326,500 shares of common stock. There were 78,654 and 86,654 shares available for issuance under the Plan as of December 31, 2022 and 2021, respectively.

The restricted common stock grants discussed above were issued from the Plan's reserves.

ISOs are granted to certain employees and contractors of the Company from time to time. As of December 31, 2022 and 2021, 25,000 and 25,000 ISOs were issued and outstanding, respectively, under the Plan. Vested ISOs were 22,188 and 18,438 as of December 31, 2022 and 2021, respectively. For the years ended December 31, 2022 and 2021, there were no ISOs forfeited.

NQSOs are granted to certain employees and contractors of the Company from time to time. As of December 31, 2022 and 2021, 149,346 and 141,346 NQSOs were issued and outstanding, respectively, under the Plan. Vested NQSOs were 101,555 and 88,430 as of December 31, 2022 and 2021, respectively. For the years ended December 31, 2022 and 2021, there were no NQSOs forfeited.

The Company's ISOs and NQSOs typically expire ten years after the grant date and vesting occurs immediately or over a period of four years.

A summary of options activities for the years ended December 31, 2022 and 2021 is as follows:

| | December 31, 2022 | | December 31, 2021 | |
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding - beginning of year	166,346	$ 1.30	105,460	$ 1.30
Granted	8,000	$ 1.38	60,886	$ 1.30
Forfeited	-	$ -	-	$ -
Outstanding - end of year	174,346	$ 1.30	166,346	$ 1.30
Exercisable at end of year	123,743	$ 1.30	106,868	$ 1.30
Intrinsic value of options outstanding at year-end	$ 13,237		$ 13,237	
Weighted average duration (years) to expiration of outstanding options at year-end	7.99		8.93	
Weighted average duration (years) to expiration of exercisable options at year-end	7.83		8.83	

Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. In accordance with ASC 718, as a private company, the Company has elected to use a 0% forfeiture rate in calculating its stock compensation expense.

The stock option issuances were valued using the following inputs for the years ended December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
Risk Free Interest Rate	1.93%	1.14% - 1.26%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	44.33%	44.33%
Expected Life (years)	7	5-7
Fair Value per Stock Option	$0.662	$0.551 - $0.607

The Company calculated its estimate of the value of the stock-based compensation and recorded compensation costs related to the stock options vested for the years ended December 31, 2022 and 2021 of $10,744 and $24,223, respectively. As of December 31, 2022 and 2021, there was $16,342 and $21,789 of share-based compensation to be recognized over a weighted-average period of approximately 1.60 years and 2.67 years, all respectively. As of December 31, 2022 and 2021, there was $15,100 and $15,100, respectively, of share-based compensation to be recognized based on performance measures as defined in the applicable stock option agreement.

Warrants

Issuances

In 2022, the Company issued warrants to one of its lenders. The warrant expires after a 10-year term in 2032. The warrants provide the lender with the right to purchase up to 32,393 shares of Series A-1 Preferred Stock at an exercise price of $9.2607 per share (subject to downround protection). The warrants were valued under the Black-Scholes model at $127,719, which was recorded as a discount on the loan and amortized over its term.

The Black-Scholes fair value was determined using the following inputs:

	December 31, 2022	December 31, 2021
Risk Free Interest Rate	2.79% - 3.98%	n/a
Expected Dividend Yield	0.00%	n/a
Expected Volatility	44.33%	n/a
Expected Life (years)	5	n/a
Fair Value per Warrant	$3.919 - $4.089	n/a

Outstanding

Outstanding warrants for the purchase of Series A-1 Preferred Stock as of December 31, 2022 was 32,393. As of December 31, 2022, no warrants have been converted into the Company's stock. As of December 31, 2022, the weighted average exercise price of the outstanding warrants was $9.2607 with a weighted average duration to expiration of 9.34 years, and intrinsic value of $0.

NOTE 6: CONCENTRATIONS

In 2022 and 2021, substantially all inventory was purchased from one third-party manufacturer. Loss of this manufacturer would cause disruption in the Company's operations.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In August 2020, FASB issued ASU 2020-06, *Accounting for Convertible Instruments and Contracts in an Entity's Own Equity* ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if- converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. Management believes that the adoption of ASU 2020-06 will have no impact on the Company's financial statements and disclosures.

In August 2020, the FASB issued Accounting Standards Update No. 2020-06, *Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity* ("ASU 2020-06"). ASU 2020-06 simplifies the accounting for convertible instruments, the accounting for contracts in an entity's own equity, and the related earnings per share calculations. The new standard is effective for fiscal years beginning after December 15, 2023. Management does not expect the adoption of ASU 2020-06 to have a material impact on the Company's financial statements.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of- use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company has adopted the standard and the adoption of such had no impact on the Company's financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 8: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: RELATED PARTY TRANSACTIONS

The Company entered into two notes payable with related parties amounting to $140,000 (see Note 4).

The Company entered into a convertible note payable with a related party for $508,500 (see Note 4).

NOTE 10: SUBSEQUENT EVENTS

Amended Articles of Incorporation

The Company amended its articles of incorporation in 2023 to increase the authorized shares of Series A-1 preferred stock to 931,517, among other changes.

Regulation CF Raise

Subsequent to December 31, 2022, the Company had a Regulation CF raise and sold 14,449 shares of Class B Common Stock for gross proceeds of $105,900.

Convertible Note Payable, Related Party

During 2023, the principal and all related accrued interest and repayment premium on the convertible note discussed in Note 4 were converted into 8,669 shares of common stock and 61,638 shares of Series A-1 preferred stock.

Management's Evaluation

Management has evaluated subsequent events through April 21, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

Beast CF Investors SPV, LLC

A Delaware Limited Liability Company

Financial Statement (Unaudited) December 31, 2022

BEAST CF INVESTORS SPV, LLC

TABLE OF CONTENTS

	Page
Financial Statements (Unaudited) as of December 31, 2022:	2
Balance Sheet	3
Notes to the Financial Statement	4

BEAST CF INVESTORS SPV, LLC
BALANCE SHEET (UNAUDITED)
As of December 31, 2022

ASSETS

Current Assets:

Cash and cash equivalents	$	-
Total Current Assets		-
TOTAL ASSETS	$	-

LIABILITIES AND MEMBER'S EQUITY

Liabilities	$	-
Member's Equity		-
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	-

See Independent Accountant's Review Report and accompanying notes, which are an integral part of this financial statement.

-2-

NOTE 1: NATURE OF OPERATIONS

Beast CF Investors SPV, LLC (the "Company") is a limited liability company formed on September 2, 2022 under the laws of Delaware. The Company will undertake the limited purpose of acquiring, holding, and disposing of securities issued by Beast Brands, Inc., who will also serve as the Company's manager, as a "crowdfunding vehicle" pursuant to Rule 3a-9 of the Investment Company Act of 1940. The Company is headquartered in Ruston, Louisiana.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to generally accepted accounting principles ("GAAP") in the United States of America ("U.S.") as promulgated by the Financial Accounting Standard Board ("FASB") Accounting Standard Codification ("ASC").

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions, including but not limited to credit risk and changes to regulations governing the Company's industry. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company's financial condition and the results of its operations. The current COVID-19 pandemic has introduced a host of additional risks to the Company's intended operations and could have material detrimental impact on the Company's planned business operations.

Fair Value of Financial Instruments

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximates their fair value.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, the Company has no cash and cash equivalents.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

As of December 31, 2022, the Company has not earned any revenue.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred. As of December 31, 2022, the Company has not incurred any organizational costs.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, provision for income tax is not recorded in the financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is recently formed and has limited financial resources to continue its operations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing to perform its intended operations. No assurance can be given that the Company will be successful in these efforts. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: MEMBER'S EQUITY

No capital has been contributed to the Company as of December 31, 2022. It is the intent of the Company to issue interests that maintain a one-to-one relationship between the number, denomination, type and rights of the securities issued by Beast Brands, Inc. to the Company pursuant to Regulation Crowdfunding.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member or manager of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. Management believes that the adoption of ASU 2016-02 has no impact on the Company's financial statement and disclosures.

In January 2017, the FASB issued ASU 2017-04, *Intangibles - Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment* ("ASU 2017-04"). ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on the Company's financial statements.

In August 2020, the FASB issued ASU 2020-06, *Accounting for Convertible Instruments and Contracts in an Entity; Own Equity* ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. Management believes that the adoption of ASU 2020-06 has no impact on the Company's financial statement and disclosures.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 6: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 7: SUBSEQUENT EVENTS

Limited Liability Company Agreement

On September 26, 2022, a Limited Liability Company Agreement of Beast CF Investors SPV, LLC was entered into by the Company and Beast Brands, Inc. ("Manager", "Crowdfunding Issuer"). The purpose of the Company is to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act of 1940, as amended, specifically, to undertake the acquiring, holding, and disposing of the securities issued by the Crowdfunding Issuer and to engage in any and all activities necessary or incidental thereto.

The business, property, and affairs of the Company shall be managed by the Manager. All expenses incurred by the Company for the formation, operation, or winding up of the Company shall be paid by the Crowdfunding Issuer, or the Crowdfunding Issuer shall reimburse the Company for any such expenses paid by the Company.

Management's Evaluation

Management has evaluated all subsequent events through September 29, 2022, the date the financial statement was available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in this financial statement.

<center>**SIGNATURES**</center>

Pursuant to the requirements of Regulation Crowdfunding, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BEAST BRANDS, INC.

/s/ Mark Graffagnini

By Mark Graffagnini

Title: CEO

This annual report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Mark Graffagnini
Mark Graffagnini
Director, Chief Executive Officer, Chairman, Secretary
Date: May 1, 2023

/s/ Nicholas Callais
Nicholas Callais
Director
Date: May 1, 2023

/s/ Harold Callais
Harold Callais
Director
Date: May 1, 2023

/s/
Randall Howard
Director
Date:

/s/ Judy Sindecuse
Judy Sindecuse
Director
Date: May 1, 2023